SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2004

International Telecommunications Company Inc.

(Translation of registrant’s name into English)

Compañía Internacional de Telecomunicaciones S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CO NTENTS

Item
1.	Consolidated Financial Statements and Operating and Financial Review and Prospects as of March 31, 2004 and December 31, 2003 and for the three-month periods ended March 31, 2004 and 2003.

Limited review report of independent public

accountants on interim financial statements

To the Board of Directors of

Compañía Internacional de Telecomunicaciones S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Compañía Internacional de Telecomunicaciones S.A. (“Cointel” or “the Company” - an Argentine Corporation) and its consolidated subsidiary, Telefónica de Argentina S.A. (“Telefónica”), as of March 31, 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the three-month period then ended, prepared according to generally accounting principles in Argentina approved by the Professional Council of Economic Sciences of the City of Buenos Aires (“Argentine GAAP approved by the CPCECABA”) applicable to consolidated financial statements.

2.	The above-mentioned financial statements are the responsibility of the Company’s Board of Directors in the exercise of its specific duties. Our responsibility is to issue our report thereon based on our limited review conducted within the scope mentioned in paragraphs 3 and 4 of this report.

3.	We conducted our review in accordance with generally accepted auditing standards in Argentina. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion on the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4.	We have not reviewed the financial statements of Telefónica´s consolidated subsidiary, Telinver S.A., as of March 31, 2004. The negative equity interest in Telinver S.A. as of March 31, 2004 amounts to $25 million (amount calculated considering the Company’s indirect ownership interest in such company)and the results of Telinver S.A. computed in the consolidated financial

1

statements for the three-month period ended on that date for the investment in this company amounted to a net loss of $2 million (amount calculated considering the Company’s indirect ownership interest in such company). The financial statements of Telinver S.A. were reviewed by other auditors who issued a review report, which has been provided to us by the Company, dated April 30, 2004, with an observation related to an uncertainty about Telinver S.A.’s ability to continue as a going concern. Therefore, paragraph 7 of this report, with regard to the figures included in the Company´s consolidated financial statements for Telinver S.A., is based on the report of those auditors.

5.	In note 2.3. to the accompanying consolidated financial statements, reference is made to the evaluations and estimates made by the Company´s Management as of the date of issuance of the consolidated financial statements as of March 31, 2004 with regard to the measures implemented by the Argentine Government to deal with the economic crisis mentioned therein. Future final results may differ from those evaluations and estimates. The accompanying consolidated financial statements should be read considering these circumstances.

As described in note 11.1 to the accompanying consolidated financial statements, since the beginning of 2002, Telefónica has been unable to raise its regulated service rates due to the provisions of both the Economic Emergency Law N° 25,561 and the Renegotiation of Contracts Law N° 25,790. Note 6.b) to the consolidated financial statements describes several initiatives of Telefónica, including some exceptional measures, Telefónica´s Management has taken to mitigate the current impact of this situation. However, whether the participation of the Company in the recorded amounts of fixed assets and minimum presumed income tax credit by Telefónica as of March 31, 2004 of $4,595 million and $62 million, respectively, and the booked amount of goodwill related to the Company´s investment in Telefónica as of March 31, 2004 of $317 million, are fully recoverable, as well as any consequence that might exist on the Company´s and Telefónica´s operations, will depend on the final effect that the outcome of such renegotiation may have on Telefónica´s economic and financial equation and, consequently, on the Company. As of March 31, 2004 consolidated current assets are lower than consolidated current liabilities in $2,989 million, the latter including approximately 66% ($2,414 million) of debt owed to Telefónica Internacional, S.A. (“TISA”), a shareholder of the Company. The Company´s and Telefónica´s ability to meet their short-term debt obligations will depend on TISA’s continued refinancing of the loans granted to the mentioned companies and on the obtainment of other financing from related or unrelated parties, which to date is not available in sufficient amounts.

2

The consolidated financial statements of the Company and Telefónica as of March 31, 2004 have been prepared assuming that the Company and Telefónica will continue as a going concern. The uncertainty described above raises substantial doubt about the ability of the Company and Telefónica to continue as a going concern. The consolidated financial statements mentioned in paragraph 1 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

6.	The consolidated balance sheet as of March 31, 2004 as well as the related additional disclosures are presented in comparative form with the figures as of December 31, 2003. On February 10, 2004 we issued our audit report on the consolidated financial statements of the Company as of December 31, 2003 expressing a qualified opinion due to an uncertainty regarding both the recoverability of the booked value of certain assets and the Company’s and Telefónica´s ability to continue as a going concern (see paragraph 5 of this report). Such audit report states that with respect to the Company’s indirect consolidated subsidiary, Telinver S.A., our opinion was based on the report dated January 30, 2004 issued by other auditors who expressed a qualified opinion due to uncertainties regarding Telinver S.A.’s ability to continue as a going concern (see paragraph 4 of this report). The abovementioned audit report also expressed that the Company calculated that had it restated for inflation the financial statements as of December 31, 2003 as required by professional accounting principles, which differ in this respect from the corresponding rules of the Comisión Nacional de Valores (“CNV”), net income and shareholders equity for the fiscal year ended on that date would have amounted to $720 million and $185 million, respectively. Furthermore, the consolidated statements of operations, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2004 as well as the related additional disclosures are presented in comparative form with the figures for the same period of the preceding year. On May 13, 2003 we issued our limited review report on the consolidated financial statements of the Company for the three-month period ended March 31, 2003, which included no other observations than those regarding the uncertainties which current status is described in paragraphs 4 and 5 of this report.

7.	Based on our review, conducted as described in paragraphs 3 and 4 of this report, which did not include all the procedures necessary to enable us to express an opinion on the consolidated financial statements referred to in the first paragraph, we are able to report that:

a)	the consolidated financial statements as of March 31, 2004, referred to in paragraph 1 of this report take into account all the material facts and circumstances of which we are aware and,

3

b)	subject to the final outcome of the situations described in paragraphs 4 and 5, we have no other observations to make on the aforementioned consolidated financial statements.

8.	Certain accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with accounting principles adopted by the CNV, but do not conform with generally accepted accounting principles in the United States of America.

Buenos Aires,

May 10, 2004

DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO A. ALLEMAND
(Partner)
Certified Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 103 – F° 223

4

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Consolidated Financial Statements and

Operating and Financial Review and Prospects

as of March 31, 2004 and December 31, 2003 and

for the three-month periods ended

March 31, 2004 and 2003

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Registered Address: Av. Ingeniero Huergo 723 - Ground floor, Buenos Aires

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2004 AND DECEMBER 31, 2003 AND

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2004 AND 2003

Principal Business: Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

•	Of the articles of incorporation: October 4, 1990.

•	Of the last change to the bylaws: January 21, 2003.

Registration number with the “Inspección General de Justicia” (“IGJ” the governmental regulatory agency of corporations): 1,528,250.

Duration of the corporation: through October 1, 2089.

Fiscal year-end: December 31.

Capital structure: See Note 5.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2004 AND DECEMBER 31, 2003 (1)

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

	March 31, 2004	December 31, 2003

CURRENT ASSETS
Cash and banks (Note 3.1.a)	15	18
Investments (Notes 20.b)	269	337
Trade receivables (Note 3.1.b)	224	249
Other receivables (Note 3.1.c)	115	126
Inventories (Note 3.1.d)	22	13
Other assets (Note 3.1.e)	3	3

Total current assets	648	746

NONCURRENT ASSETS
Trade receivables (Note 3.1.b)	12	12
Other receivables (Note 3.1.c)	130	117
Investments (Note 20.a)	16	17
Fixed assets (Note 20.c)	7,101	7,342
Intangible assets (Note 20.d)	79	82

Subtotal noncurrent assets	7,338	7,570

Goodwill on investment in Telefónica (Note 3.1.k)	317	323

Total noncurrent assets	7,655	7,893

Total assets	8,303	8,639

CURRENT LIABILITIES
Trade payables (Note 3.1.f)	396	418
Bank and other financial payables (Note 3.1.g)	3,028	3,283
Payroll and social security taxes payable (Note 3.1.h)	59	73
Taxes payable (Note 3.1.i)	81	80
Other payables (Note 3.1.j)	70	75
Reserves (Note 20.e)	3	3

Total current liabilities	3,637	3,932

NONCURRENT LIABILITIES
Trade payables (Note 3.1.f)	67	69
Bank and other financial payables (Note 3.1.g)	2,455	2,553
Payroll and social security taxes payable (Note 3.1.h)	17	19
Other payables (Note 3.1.j)	34	46
Reserves (Note 20.e)	227	219

Total noncurrent liabilities	2,800	2,906

Total liabilities	6,437	6,838

MINORITY INTEREST IN SUBSIDIARIES	1,004	978
SHAREHOLDERS’ EQUITY (per related statements)	862	823

Total liabilities, minority interest in subsidiaries and shareholders’ equity	8,303	8,639

The accompanying Notes 1 to 20 are an integral part of these financial statements.

(1)	See Note 2.5.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2004 AND 2003 (1)

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.2.

	March 31,
	2004	2003
NET REVENUES	704	611
COST OF SERVICES PROVIDED (Note 3.1.l)	(466)	(480)

Gross profit	238	131

ADMINISTRATIVE EXPENSES (Note 20.h)	(84)	(92)
SELLING EXPENSES (Note 20.h)	(47)	(43)
DEPRECIATION OF GOODWILL ON INVESTMENT IN TELEFONICA	(6)	(6)

Subtotal	101	(10)

LOSS ON EQUITY INVESTMENTS	—	(1)
HOLDING AND FINANCIAL INCOME (LOSS) ON ASSETS (2)
Exchange differences	(10)	(76)
Interest and financial charges	6	22
Holding gain Patriotic Bond (Note 20.e)	2	—
Inflation loss on monetary accounts	—	(3)
Other (Note 3.1.m)	—	(1)
HOLDING AND FINANCIAL INCOME (LOSS) ON LIABILITIES (3)
Exchange differences	132	926
Interest and financial charges	(145)	(171)
Inflation gain on monetary accounts	—	4
Holding losses derivative instruments	(9)	7
Other (Note 3.1.m)	(4)	(5)

OTHER EXPENSES, NET (Notes 3.1.n) and 20.h)	(8)	(22)

Income for the period before income tax and minority interest in subsidiaries	65	670

INCOME TAX (Note 2.3.m)	—	—
MINORITY INTEREST IN SUBSIDIARIES	(26)	(197)

Net income for the period	39	473

Net earnings per common share for the period (4)	0.007	0.089

(1)	See Note 2.5.

(2)	Mainly related to current investments, trade receivables, other receivables and inventories.

(3)	Mainly related to trade, bank and financial and other payables.

(4)	Basic and diluted. See Note 2.3.p).

The accompanying Notes 1 to 20 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2004 AND 2003 (a)

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

	Shareholders’ contributions
	Common				Preferred
	Capital stock				Capital stock
Description	Face value	Adjustment to capital stock		Premium on share issue	Face value	Adjustment to capital stock	Adjustment to redemption value	Subtotal
Balances as of December 31, 2002	531	1,563		34	14	44	(19)	2,167
Adjustment to preferred stock´s redemption value (b)	—	—	(d)	—	—	—	— (d)	—
Transition adjustment for change in accounting principles in Telefónica (c)	—	—		—	—	—	—	—
Net income for the three-month period ended March 31, 2003	—	—		—	—	—	—	—

Balances as of March 31, 2003	531	1,563		34	14	44	(19)	2,167
Adjustment to preferred stock´s redemption value (b)	—	(1)		—	—	—	1	—
Net loss for the nine-month period ended December 31, 2003	—	—		—	—	—	—	—

Balances as of December 31, 2003	531	1,562		34	14	44	(18)	2,167
Adjustment to preferred stock´s redemption value (b)	—	—	(d)	—	—	—	— (d)	—
Net income for the three-month period ended March 31, 2004	—	—		—	—	—	—	—

Balances as of March 31, 2004	531	1,562		34	14	44	(18)	2,167

	Retained earnings (losses)			Total
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings (losses)
Balances as of December 31, 2002	226	838	(2,661)	570
Adjustment to preferred stock´s redemption value (b)	—	—	—	—
Transition adjustment for change in accounting principles in Telefónica (c)	—	—	(24)	(24)
Net income for the three-month period ended March 31, 2003	—	—	473	473

Balances as of March 31, 2003	226	838	(2,212)	1,019
Adjustment to preferred stock´s redemption value (b)	—	—	—	—
Net loss for the nine-month period ended December 31, 2003	—	—	(196)	(196)

Balances as of December 31, 2003	226	838	(2,408)	823
Adjustment to preferred stock´s redemption value (b)	—	—	—	—
Net income for the three-month period ended March 31, 2004	—	—	39	39

Balances as of March 31, 2004	226	838	(2,369)	862

(a)	See Note 2.5.

(b)	See Note 4.

(c)	Adjustment of balance at the beginning of the fiscal year of accumulated losses due to the application for the first time of the accounting rule for measuring derivative financial instruments.

(d)	For the three-month periods ended March 31, 2004 and 2003, amount to an increase of 0.3 million and a decrease of 0.7 million, respectively, not included due to the rounding into million effect.

The accompanying Notes 1 to 20 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2004 AND 2003

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

	March 31,
	2004	2003
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of period	284	525
Cash and cash equivalents at beginning of year	355	399

(Decrease) increase in cash and cash equivalents	(71)	126

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
Net income for the period	39	473
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Financial expenses (2)	(5)	(759)
Fixed assets depreciation	293	321
Material consumption	9	9
Depreciation of intangible assets	4	4
Depreciation of goodwill on investment in Telefónica	6	6
Cost of goods sold	4	3
Holding losses (gains) on derivative instruments	9	(7)
Increase in allowances and accruals (3)	24	25
Loss on equity investments	—	1
Holding losses on inventories	—	1
Minority interest in subsidiaries	26	197
Changes in assets and liabilities:
Trade receivables	12	73
Other receivables	(10)	16
Inventories	(13)	(6)
Trade payables	(34)	(25)
Payroll and social security taxes payable	(16)	(2)
Taxes payable	13	11
Other payables	(12)	(13)
Reserves	—	(1)
Collected interests	3	10
Payment of tax on minimum presumed income	(13)	—

Total cash flows from operating activities	339	337

Cash flows used in investing activities:
Purchases of fixed assets (5)	(46)	(16)

Total cash flows used in investing activities	(46)	(16)

Cash flows generated by (used in) financing activities:
Increase in bank and other financial payables	41	47
Payment of bank and other financial payables	(288)	(112)
Interest paid	(117)	(130)
Increase in intangible assets (4)	—	—

Total cash flows used in financing activities	(364)	(195)

Total (decrease) increase in cash and cash equivalents	(71)	126

(1)	Cash and cash equivalents (current investments) with maturity not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 15 million and 269 million, respectively, as of March 31, 2004; (ii) 18 million and 337 million, respectively, as of December 31, 2003 (cash at beginning of year) and (iii) 35 million and 490 million, respectively, as of March 31, 2003; and (iv) 46 million and 353 million, respectively, as of December 31, 2002.

(2)	In 2004 and 2003, net of (7) million and (43) million corresponding to the exchange difference net of monetary gain (loss) originated by cash and cash equivalents in foreign currency as of the end of the period, respectively.

(3)	Does not include charges in deferred tax assets allowance.

(4)	In 2004 net of 1 million financed by trade payables.

(5)	In 2004 net of 15 million financed by trade payables.

The accompanying Notes 1 to 20 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2004 AND COMPARATIVE INFORMATION

Amounts stated in Argentine pesos (except where expressly indicated that figures are stated in some other currency) restated as described in Note 2.2.

1.	CORPORATE OBJECTIVE

Compañía Internacional de Telecomunicaciones S.A. (“Cointel” or “the Company”, indistinctly) controls Telefónica de Argentina S.A. (“Telefónica”) which has a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina. The license, as granted, was exclusive through November 8, 1997, with the possibility of a three-year extension. On March, 1998 the National Executive Power has issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition. In this context, the Secretary of Communications (“SC”) issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999. In this respect, on March 31, 1999, Telefónica signed a contract with the SC whereby Telefónica was granted a license for an unlimited period of time to provide local, domestic and international long-distance telephone services and telex services in the Northern Region of Argentina. Telefónica’s obligations under this license, mainly relate to service quality and coverage of the areas to be serviced. Additionally, on June 9, 2000 the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunication market since November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. (See Note 6.).

Additionally, on April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the mentioned changes to Telefónica’s corporate purpose are subject to administrative approval by the SC.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1.	Consolidated financial statements

Following the procedure established by Technical Resolution (“RT”) No. 19 of the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the applicable standards of the National Securities Commission (Comisión Nacional de Valores or “CNV”), the Company has consolidated, line by line, its balance sheet as of March 31, 2004 and its statements of operations and cash flows for the three-month period ended on such date, with the consolidated balance sheet, statements of operations and cash flows included in the consolidated financial statements of Telefónica and its subsidiary Telinver S.A. (“Telinver”) as of and for the three-month period ended March 31, 2004, prepared in accordance with accounting principles consistent to those used by the Company, with regard to material balances and transactions, companies in which Cointel holds sufficient votes to determine the corporate will whether directly or indirectly.

In accordance with generally accepted accounting principles in Argentina and current Argentine legislation, the presentation of the parent company’s unconsolidated financial statements is required. Consolidated financial statements are to be included as supplementary information to the unconsolidated financial statements. For the purpose of these financial statements, unconsolidated financial statements have been omitted since they are not required for SEC reporting purposes.

Additionally, for the presentation of comparative consolidated information as of December 31, 2003 and for the three-month period ended March 31, 2003, the Company has used Telefónica’s and Telinver’s consolidated financial statements as of such dates, prepared on the basis of valuation criteria consistent with those applied by the Company (see Notes 2.3. and 2.5.).

In addition, professional accounting standards in Argentina require companies in which there is joint control to consolidate financial data line by line by application of the proportional consolidation method. However, given that the assets, liabilities and operations of E-Commerce Latina S.A. (“ECL”, related company) are not significant, Telefónica has decided not to include financial statements consolidated with that company as supplementary information. In Management’s opinion, the non presentation of the Company and Telefónica’s financial statements consolidated with ECL’s financial statements as of March 31, 2004 and December 31, 2003 and for the three-month periods ended March 31, 2004 and 2003, does not constitute a material omission considering the Company’s financial statements taken as a whole.

In addition, the professional accounting standards set forth that in the case of seasonal businesses, the financial statements should also include, as comparative information, the balance sheet corresponding to the same date of the prior year. In this regard, the Company understands that even though cyclical nature of Telinver’s businesses might lead to considering them seasonal, such effect on the financial data disclosed in the consolidated financial statements as of December 31, 2003 is not significant.

As of March 31, 2004, the Company’s controlling interest in its subsidiaries is as follows:

Company	Business	Capital stock(1)		% of capital stock and % of votes		Shareholding
Telefónica	Telecommunications services	1,746,052,429	(2)	64.83		Direct
Telinver	Commercial, investment and telecommunications services, supplied among others	49,623,217		64.83	(3)	Indirect

(1)	Total face value, in Argentine pesos.

(2)	Includes 2,355 treasury shares.

(3)	Telefónica’s interest in Telinver amounts to 99.99%.

2.2.	Presentation of financial statements in constant Argentine pesos

Until March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by the FACPCE in effect as of that date. Effective September 1, 1995, for Generally Accepted Accounting Principles in Argentina (“Argentine GAAP”) purposes, and considering the then current economic stability conditions and according to the requirements of the CNV, the Company discontinued the application of the restatement method. This accounting criteria was applied under Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended on March 31, 2002, in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

The Decree No. 1,269/02 of the National Executive Power and later Resolution No. 415/02 of the CNV, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Decree No. 664/03 of the National Executive Power and the later Resolution No.441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of March 31, 2004 and December 31, 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the National Executive Power and the CNV (the accumulated effect between January 1, 2003 and September 30, 2003 was a 1.4% increase).

The effect on the Company’s shareholders’ equity as of March 31, 2004 and the net income for the three-month period ended March 31, 2004 of not restating figures until September 30, 2003 is not significant.

The shareholders’ equity as of December 31, 2003 and the net income for the fiscal year then ended, after applying the restatement of financial statements in constant currency to include the variation in the wholesale price index for the period March through September 2003, would have amounted to 720 million and 185 million, respectively.

2.3.	Valuation methods

The Company applied the valuation criteria established in CNV regulations, which, in their application to the transactions and the balances included in these financial statements, and except for the matter mentioned in Note 2.2. with respect to the amounts corresponding to December 31, 2003, do not differ significantly from the provisions of the professional accounting principles applicable to the Company and approved by the CPCECABA.

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during each period.

Among others, these financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of these financial statements. All estimates of the Company’s and Telefónica’s Management have been made accordingly (among others, see the present Note and Notes 4., 7., 11. and 14. for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). Some of these measures, which directly and indirectly affect the Company’s business relationships, have been challenged in legal actions filed by third parties to which the Company is not party. The effects of any additional measures that could be taken by the Government and the implementation of those already adopted, as well as the effects of potential modifications resulting from such legal actions, will be accounted for when the Company’s and Telefónica’s Management become aware of them.

Final results may differ from those estimated by the Company’s and Telefónica’s Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental action, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods used in the preparation of the consolidated financial statements are as follows:

a)	Cash and banks:

•	Amounts in Argentine Pesos: stated at nominal value, including financial income/expense accrued through the end of each period/year, if applicable.

•	Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each period/year, according to the intended use by the Company, including accrued financial income/expense, if applicable.

b)	Current investments:

•	Investments in mutual funds: measured at their net realizable value at the end of the period/year.

c)	Receivables and payables (except bank and other financial payables):

•	Receivables and payables in local currency: at nominal value, plus the financial results accrued as of the end of the period/year, if any, which does not significantly differ from the accounting measurement obtained by calculating the discounted value of the cash flows that would be derived from such assets and liabilities.

•	Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of the period/year, in accordance with the uses intended by the Company, plus, if applicable, the financial results accrued as of those dates, which do not differ significantly from the measurement of the discounted value based on the rate of the transaction.

Therefore, as long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used would be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of March 31, 2004 and December 31, 2003 this rate stood at approximately 1% nominal per annum. This criterion was not applied to current captions because the CPCECABA has interpreted that the low level of variation in the internal wholesale price index allows for considering the period as one of economic stability.

•	Trade receivables include services provided and settlements with foreign correspondents, both billed, and accrued but unbilled as of the end of the period/year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of the period/year-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it is likely that it will be recovered.

•	Prepaid services include payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through the year/period -end for the basic services received. Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which will be recognized as income on a straight-line basis over the term of the contract. Likewise, annual increases in service costs as agreed upon between the parties (See Note 10.) are accrued and recorded in the statement of operations by Telefónica during the fiscal year in which such increases occur.

•	“Patriotic Bond”: this bond has been valued for at its estimated recoverable value, recording an allowance for impairment as of December 31, 2003 and March 31, 2004 as a result of the Argentine Government’s decision to suspend the tender system for offsetting purposes against taxes and to include that bond on the list of eligible bonds for sovereign debt restructuring. Telefónica considered for the valuation of this bond the fair value of bonds in comparable situation (see Note 14.1.).

•	Tax credit certificates (“TCC”): were accounted for at face value in U.S. dollars pesified at the rate of $1.4=US$1, plus the benchmark stabilization coefficient (“CER”) and the financial income accrued until the end of the period/year, which do not differ from the measurement at the discounted value based on the rate of the instrument. Telefónica intends to hold the TCC until the related maturity date and apply them against future taxes (see Note 14.2.).

•	Universal Service contribution (see Note 13.): Telefónica calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) provided by the related Regulation and in accordance with Telefónica’s estimates of the amounts payable within the period/year, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by Telefónica as receivable in each year in which its reimbursement is approved by such entity.

d)	Inventories:

Raw materials related to paper for printing directories have been accounted for at replacement cost, which does not exceed their estimated realizable value.

Cost related to directories in edition process has been accounted for at their production cost adjusted for inflation (see Note 2.2.). This amount does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

Equipment and supplies for sale (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of the period/year.

e)	Other assets:

Other assets include buildings no longer used in Telefónica’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

f)	Noncurrent investments:

•	Telefónica’s 50% interest in ECL as of March 31, 2004 and December 31, 2003 was accounted for by the equity method based on the financial statements as of such dates, prepared in accordance with accounting principles consistent with those used by the Company.

•	Other investments are:

•	Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its interest in New Skies Satellites N.V. as of March 31, 2004 and December 31, 2003. They have been accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of period/year, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see Note 17.). As a result of the registration of Intelsat as a commercial entity, the requirement that Telefónica may not sell its interest in Intelsat without the prior consent of the regulatory authorities was eliminated.

•	Financial trust: corresponds to the value of the certificates of participation subscribed by the Company in the financial trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” (see Note 18.). Such certificates were valued at the subscription value paid by the Company, given that the trust was set up on September 25, 2003 and they were still not listed as of March 31, 2004. They are expected to be recovered over a term in excess of one year.

g)	Fixed assets:

Fixed assets received from Empresa Nacional de Telecomunicaciones (“Entel”) have been valued at their transfer price to Telefónica restated as indicated in Note 2.2., and subsequent additions have been valued at cost, depreciated by the straight-line method over their remaining useful lives. When the construction of work in process extends over time, its value includes the financial cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process during the three-month period ended March 31, 2004 and the fiscal year ended December 31, 2003 amounts to 1 million and 8 million, respectively.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by Telefónica to the fixed asset category, Telefónica calculates depreciation charge based on the adjusted remaining useful life in accordance with Telefónica’s related assets replacement.

Fixed assets related to Telefónica’s telecommunications business were assessed for impairment based on their recoverable value on the basis of Telefónica’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, whether the participation of the Company in the recorded amount of fixed assets by Telefónica as of March 31, 2004 of 4,595 million (amount calculated considering the Company’s ownership interest in Telefónica) is fully recoverable, will depend on the effect that the final outcome of the tariff renegotiation may have on Telefónica’s economic and financial equation and, consequently, on the Company (see Note 11.).

h)	Intangible assets:

•	Trademarks and the license to use the logo were valued at acquisition cost restated as described in Note 2.2., net of accumulated depreciation which is calculated based on the remaining duration of the Telinver contract, until October 2007.

•	The license related to the data transmission business, including the authorizations to use the “B” Band, restated as described in Note 2.2., is depreciated by the straight-line method over a 10-year term.

•	Deferred expenses are incurred in connection with the issuance of negotiable obligations and have been restated as mentioned in Note 2.2., were deferred and are being depreciated by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations of Telefónica which are depreciated on a straight-line basis through maturity. The portion of expenses related to Telefónica’s original part of the issuance of negotiable obligations that has been settled in the exchange offer of August 7, 2003 has been fully amortized in the fiscal year ended December 31, 2003 based on the number of bonds actually exchanged through the referred exchange offer (see Note 7.3.1.).

•	The licenses to use links have been valued at the acquisition cost restated as indicated in Note 2.2. and are depreciated by the straight-line method over 15 years, the term of the license.

•	The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in Note 2.2. and are depreciated as from October 1, 1997 through September 30, and October 1, 2007, respectively, according to the terms of the contracts above-mentioned.

•	The non-competition clause has been valued at its acquisition cost and is depreciated by application of the straight-line method in a 7-year period.

i)	Goodwill on investment in Telefónica:

Goodwill on investment in Telefónica: represents the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to the increase in Telefónica’s equity interest from 51.0% to 56.2% generated during the fiscal year ended September 30, 1998 as a consequence of the redemption of Telefonica’s class C shares by such company. The Company depreciates this goodwill over a 240-month term by the straight-line method.

The recoverability analysis of the goodwill’s booked value generated by the investment in Telefónica as of March 31, 2004, has been made on the basis of the Company’s Management best estimate of Telefónica’s future cash flows, considering current information and Telefónica’s future service rates estimates. However, whether booked goodwill, as of March 31, 2004 in the amount of 317 million, is fully recoverable will depend on the final effect that the outcome of the tariff renegotiation may have on Telefónica’s economic and financial equation, and consequently, on the Company (see Note 11.).

j)	Bank and other financial payables:

•	In local currency: at nominal value plus interest accrued up to each period/year-end, payable on the respective maturity dates calculated at the contractual interest rate in effect as of such dates.

•	In foreign currency: at nominal value plus interest accrued up to each period/year-end, payable on the respective maturity dates, converted at the exchange rate in effect at the end of the period/year calculated at the contractual interest rate in effect as of such dates. See Note 20.g).

k)	Reserves:

During the normal course of business, Telefónica and Telinver are subject to several labour, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that Telefónica will incur a loss. The amount of loss is based on Telefónica’s Management assessment of the likelihood of occurrence after consideration of legal counsel’s opinion regarding the matter. As of March 31, 2004, the amount booked for such purpose is 230 million.

l)	Financial Instruments:

Telefónica uses currency swaps, which, in the context of the Convertibility Law between the U.S. dollar and the Argentine peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, Telefónica has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations. In addition, Telefónica uses currency future contracts in order to eliminate fluctuation in the cash flows of its debts in US dollars with respect to the Argentine peso. Telefónica values the covered obligations at the period/year end closing exchange rate and also recognizes separately the financial instruments at their estimated fair value.

m)	Income tax and Tax on minimum presumed income:

The Company records income tax by applying the deferred method.

Deferred tax assets result mainly from the temporary differences arising from allowances and financial charges that are not yet deductible for tax purposes and from tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

On April 2, 2003, CPCECABA issued Resolution MD No. 11/2003 establishing that the effect of the inflation restatement of the original cost of assets must not be considered to be a temporary difference as it is not a different valuation basis.

In order to book the above differences, the Company applied the liabilities method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the statement of operations.

The Company’s and Telefónica’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s and Telefónica’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

Considering their estimates, the Company’s and Telefónica’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred income tax assets when future deductibility is likely. Therefore, considering the variables which affect future taxable results, including the uncertainty related to the effect of the final outcome of the tariff renegotiation (See Note 11.), and considering current tax strategies and that Company’s income from its equity interest in Telefónica is not subject to income tax, the Company and Telefónica have booked a reserve for the balance of net deferred income tax assets whose recovery depends upon the generation of future taxable income.

Under the Public Emergency and Exchange System Reform Law No. 25,561, as implemented by Decree 2,568/02, losses generated by the effect of the Argentine peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 122 million, of which approximately 54 million were computed for tax purposes up to fiscal year ended December 31, 2003, while the remaining amount will be carried forward and applied proportionally to offset taxes until December 31, 2006, accordingly to the related legislation.

Telefónica’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million, which will be computed in equal parts in five years starting December 31, 2002. Approximately 150 million will be computed for the tax purposes in the fiscal year ended December 31, 2004, while 300 million will be carried forward and applied to offset taxes in equal amounts over the next two years.

For the three-month period ended March 31, 2004, Cointel has estimated the existence of income tax loss of approximately 12 million. For the three-month period ended March 31, 2003, the Company had determined taxable income in the income tax of approximately 97 million.

As of December 31, 2003, the Company had an accumulated income tax loss carryforward of about 923 million (historical value), before the inclusion of the estimated tax loss carryforward for the three-month period ended March 31, 2004 mentioned above, which could be used to offset future taxes payable.

Telefónica has estimated a consolidated taxable income of approximately 226 million for the three-month period ended March 31, 2004 and that could be offset against cumulative tax loss carryforwards existing at the beginning of the fiscal year.

Additionally, as of December 31, 2003 Telefónica kept on a consolidated basis a tax loss carryforward of approximately 2,878 million (1,007 million at a 35% tax rate), before the offsetting mentioned in the above paragraph, according to the respective tax returns filed, that could be applied to offset future income tax charges of the current year and subsequent years until 2007.

The consolidated tax loss carryforwards of Cointel, Telefónica and Telinver will mature as follows:

Available until	Tax loss carryforward (historical value, in millions)
2004	60
2005	68
2006	795
2007	2,878

3,801

Every year in which offsetting occurs, the tax benefit will be realized if income tax (net of the offset) is equal to or exceeds the tax on minimum presumed income, but will be reduced by any excess of the latter over income tax.

The following table presents the components of the Company’s consolidated deferred tax balances (in millions of Argentine pesos):

	March 31, 2004		December 31, 2003
Deferred tax assets
Tax loss carryforwards	1,255	(1)	1,342
Exchange differences deductible in future periods/years	170		186
Allowance for doubtful accounts	74		73
Allowance for contingencies and other non-deductible allowances and accruals	164		155

	1,663	(2)	1,756	(2)
Allowance for deferred tax assets (Note 20.e)	(1,523	)(2)	(1,609	)(2)

Subtotal	140		147

Deferred tax liabilities
Fixed assets	(118)		(122)
Dismissal accrual for tax purposes	(13)		(13)
Other liabilities	(9)		(12)

Subtotal	(140	)(2)	(147	)(2)

Total	—		—

(1)	Includes the effect of 4 million corresponding to Cointel’s estimated tax loss carryforward and is net of 79 million of income tax estimated by Telefónica and Telinver for the three-month period ended March 31, 2004, that offset previous year tax loss carryforwards.

(2)	As of March 31, 2004, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 15 million, 1 million and 14 million, respectively. As of December 31, 2003, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 34 million, 1 million and 33 million, respectively.

The following is the reconciliation of the income tax that was charged to the income statement (that has been nil for the three-month periods ended March 31, 2004 and 2003) and the amount resulting from the application of the corresponding tax rate on net income before tax (in millions of Argentine pesos):

	March 31,
	2004	2003
Net income before tax at statutory income tax rate	14	166
Permanent differences:
Non deductible expenses	2	23
Inflation restatement effect	55	94
Reversal of allowance for deferred tax assets	(86)	(319)
Goodwill depreciation	2	1
Expired Tax loss carryforwards	4	—
Effect of minority interest	9	35

Total	—	—

Additionally, the Company and Telefónica calculate the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the period/year. This tax is supplementary to Income Tax. The Company’s and Telefónica tax liabilities will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the three-month periods ended March 31, 2004 and 2003, the Company has determined a charge for the tax on minimum presumed income amounting to a loss of approximately 7,000 pesos and 12,000 pesos, respectively, which were charged to income of each period.

Telefónica has determined a minimum presumed income tax charge for the three-month period ended March 31, 2004 in the amount of 11 million that was included in the caption “Other non-current receivables”, as Telefónica’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). However, whether the booked amount of minimum presumed income tax of Telefónica’s telecommunications business of 96 million (62 million considering the Company’s interest in Telefónica) as of March 31, 2004 is fully recoverable, will depend on the final effect that the outcome of the tariff renegotiation may have on Telefónica’s economic and financial equation (See Note 11.). The amounts capitalized as minimum presumed income tax have been measured at discounted value, based on Telefónica’s tax projections.

n)	Shareholders’ equity accounts:

•	Common capital stock: it has been disclosed at nominal value and the adjustment required to restate as described in Note 2.2. is disclosed in the “Adjustment to capital stock” account. This account also absorbs any adjustment to the redemption value (shortfall or excess) of the preferred stock as explained in the following paragraph.

•	Preferred capital stock: it has been disclosed at its redemption value calculated in accordance with the issuance conditions as explained in Note 4., through the following items:

•	Face value of preferred shares.

•	Adjustment to capital stock: restatement of the preferred shares as described in Note 2.2.

•	Adjustment to redemption value: it represents the difference between the restated value of the preferred shares as stated in Note 2.2. and their redemption value.

Professional accounting standards set forth as a specific rule that redeemable preferred stock are classified as liabilities when their issuance conditions, directly or indirectly, require that the issuer redeems them for a determined or determinable amount, on a fixed or determinable date. Based on the issuance conditions of the Company’s preferred stock and on their current status, the Company has concluded that its preferred capital stock has not met the conditions mentioned above. Accordingly, the Company has continued to classify the preferred stock as a component of shareholders’ equity.

•	Premium on share issue: this account discloses the additional contribution over the face value of capital stock made by the Class B common shareholders, restated as described in Note 2.2.

•	Legal reserve and unappropriated earnings: restated as described in Note 2.2.

•	Reserve for future dividends: as of March 31, 2004 the Company has a reserve for future dividends of 838 million (restated as described in Note 2.2.). However, as described in Note 6.d), the Board of Directors is currently not able to dispose such reserve for paying cash dividends.

o)	Statement of operations accounts:

Revenues and expenses are credited or charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long distance and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

Telefónica recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where Telefónica provides customers with an indefeasible right to use network capacity, Telefónica recognizes revenue ratably over the term on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues.

Telinver recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of March 31, 2004, the total amount of sales not yet booked as income, because of the revocability of the advertisement orders as of that date, is 22 million.

Statement of operations accounts have been restated as described in Note 2.2., as follows:

•	those accounts used to record monetary transactions that have occurred throughout the three-month period ended March 31, 2003 have been restated by applying to the original amounts, inflation adjustment factors corresponding to the month of accrual of the original transactions;

•	charges for the use and depreciation of non-monetary assets at historical cost (materials, inventory, fixed assets and intangible assets) have been stated at each period based on the restated amounts of such assets (see Note 2.2.); and

•	financial income and expense recorded during the course of the three-month period ended March 31, 2003, restated as described in Note 2.2., are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

p)	Net earnings per common share:

The Company calculates the net earnings per common share considering Cointel’s net income of the period after deducting preferred dividends, on the basis of 5,306,402,996 common shares with a face value of $0.1 and with a vote per share.

2.4.	Amounts expressed in millions of Argentine pesos

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

2.5.	Comparative financial statements

According to RT No. 8, the Company’s financial statements as of March 31, 2004 and for the three-month period then ended, have been presented with the following comparative information:

a)	Balance sheet: as of December 31, 2003.

b)	Statement of operations, of changes in shareholders’ equity and cash flows: for the three-month period ended March 31, 2003.

The same disclosure criteria has been used in the preparation of supplementary information that disaggregates the data contained in the financial statements mentioned above.

2.6.	Financial instruments with off-balance sheet risk and concentrations of credit risk

The Company and Telefónica have not had a fixed policy of entering into financial instruments for managing their exposure to market risk. As of the date of the issuance of these financial statements, Telefónica has entered into the following instruments, to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the U.S. dollar.

1.	Foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan amounting to 7.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of March 31, 2004, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$78 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica’s shareholders’ equity.

2.	During December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of Telefónica’s net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

3.	Telefónica uses currency future contracts to hedge against the risks of fluctuation in the dollar exchange rate. Telefónica has entered into currency future contracts, known as non-deliverable forwards (“NDF”), pursuant to which monetary positions are offset for a total amount of US$142 million as of March 31, 2004, with maturity dates until September 2004. These instruments are used to cover firm short-term payment commitments denominated in U.S. dollars. The exchange rate agreed upon for these transactions ranges from 2.88 pesos to 3.00 pesos per U.S. dollar.

At March 31, 2004, commitments covered by these operations are as follows:

Hedged underlying item	Hedged amount (million)
Payments of interests, capital and Negotiable Obligations	Negotiable Obligations – Interests	US$	41.9
	TISA – Capital	US$	80.4
	Imports financing– Capital and interests	US$	2.1
	Long term financing – Capital and interests	US$	1.7
	Foreign bank loans – Capital and interests	US$	16.2

In addition, in April 2004 Telefónica entered into new NDF contracts for US$ 22 million due in June 2004.

Moreover, during April 2004 Telefónica executed with Telefónica Internacional, S.A. (“TISA”) call spread options for the purchase and sale of U.S. dollars to hedge against the peso/U.S. dollar volatility. These call spread options have a lower strike price of 2.98 and a higher strike price of 3.48, and may only be exercised at maturity in October 2004. The notional amount covered by these transactions is US$ 30 million corresponding to short-term firm payment commitments in U.S. dollars, and Telefónica has paid US$ 0.5 million as premium.

Telefónica and Telinver do not have receivables and operations that represent significant concentration of credit and sales.

2.7.	Economic context

Starting in early December 2001, the national authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Exchange System Reforms that implied a profound change in the economic model in force as of that time and amended the Convertibility law in force since May 1991(mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval date of these financial statements are:

a)	the pesification of the majority of the obligations not related to the financial system originally denominated in foreign currency and governed by the Argentine laws in force as of January 6, 2002 at a rate of 1 peso per U.S. dollar, subject to restatement by application of the CER or the wage adjustment index (“Coeficiente de Variación de Salarios” – CVS-), depending on the nature of the obligation, plus an equitable readjustment of the price, which may be established by mutual agreement between the parties or by a judicial court upon request. With the passage of the Asymmetric Compensation Law, the Government eliminated the CVS index as from April 1, 2004. The elimination of the CVS as from that date will be replaced by the annual interest rate originally agreed upon, and if the interest is higher than the average rates in effect in the financial system, the rate determined by the Banco Central de la República Argentina (“BCRA”) will be applicable;

b)	the Public Emergency and Exchange System Reform Law No. 25,561 established the pesification into Pesos of originally U.S. dollar-denominated utility tariffs previously agreed upon in U.S. dollars at the US$1.00 to $1.00 exchange rate and authorized the National Executive Power to renegotiate agreements (See Note 11.);

c)	an extension in the National Public Emergency situation until December 31, 2004;

d)	the suspension of the enforcement of Clause 5 of Section 94 (mandatory dissolution from loss of capital due to accumulated losses) and Section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the Argentine Business Association Law No. 19,550, until December 10, 2004, and

e)	suspension of dismissals without just cause as of June 30, 2004 and penalization, whereby the amount of the termination pay provided for in labor regulations would be double, except for employees hired on or after January 1, 2003.

3.	BREAKDOWN OF THE MAIN ACCOUNTS AND AGING OF ASSETS AND LIABILITIES

3.1	Breakdown of the main accounts

As of the end of the period/fiscal year, the main accounts were made up as follows (foreign currency balances are presented in Note 20.g) (balances stated in millions of Argentine pesos restated as described in Note 2.2.):

a)	Cash and banks:

	March 31, 2004	December 31, 2003
Cash	1	—
Banks	14	18

Total	15	18

b)	Trade receivables:

	March 31, 2004		December 31, 2003
	Current	Noncurrent	Current	Noncurrent
Past due (1)	183	20	178	20
Current	260	—	287	—

Subtotal	443	20	465	20
Allowance for doubtful accounts (Note 20.e)	(219)	(8)	(216)	(8)

Total	224	12	249	12

(1)	As a result of refinancing of past-due receivables, approximately 7 million and 8 million of refinanced receivables are disclosed as current receivables as of March 31, 2004 and December 31, 2003, respectively.

c)	Other receivables:

	March 31, 2004			December 31, 2003
	Current		Noncurrent	Current		Noncurrent
Guarantee deposits	4		—	3		—
Prepayments to vendors	1		—	2		—
Related companies (1)	47	(1)	1 (7)	53	(1)	1 (7)
Financial prepayments	—		—	11		—
Financial instruments (2)	1		2	1		2
Advanced paid expenses	6		—	—		—
Prepaid rentals	—		1	—		1
Prepaid services (3)	14		1	15		1
Tax credit certificates (4)	8		—	16		—
Legal deposits	4		—	3		—
Tax on minimum presumed income	—		100	—		89
Patriotic Bond (5)	—		80	—		82
Net deferred income tax assets (6)	—		1,523	—		1,609
Prepaid insurance	2		—	3		—
Granted guarantees	12		—	3		—
Other Tax Credits	—		—	2		—
Other	16		1	14		1

Sutotal	115		1,709	126		1,786
Allowance for deferred tax assets (6)	—		(1,523)	—		(1,609)
Allowance for impairment of Patriotic Bond (5)	—		(56)	—		(60)

Total	115		130	126		117

(1)	See Note 9.2.2.

(2)	See Note 2.6.

(3)	See Note 10.

(4)	See Note 14.2.

(5)	See Notes 14.1., 2.3.c) and 20.e).

(6)	See Notes 2.3.m) and 20.e).

(7)	Credit with Telefónica Internacional Holding B.V. (“TIHBV”) (see Note 9.2.).

d)	Inventories:

	Current
	March 31, 2004	December 31, 2003
Raw materials and supplies	1	1
Directories in edition process	5	2
Telephone equipment and other equipment	22	17
Prepayments to vendors	1	—

Subtotal	29	20
Allowance for impairment in value and slow turnover (1)	(7)	(7)

Total	22	13

(1)	See Note 20.e).

e)	Other assets:

	Current
	March 31, 2004	December 31, 2003
Real property intended for sale	3	3

Total	3	3

f)	Trade payables:

	March 31, 2004		December 31, 2003
	Current	Noncurrent	Current	Noncurrent
Vendors, contractors and correspondents	267	—	291	—
Management fee	81	—	76	—
Billing on account and behalf of cellular and audiotext companies	41	—	44	—
Services collected in advance (1)	6	67	6	69
Other	1	—	1	—

Total	396	67	418	69

(1)	In 2004 and 2003 include deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight line method during the life of the agreement.

g)	Bank and other financial payables:

	March 31, 2004		December 31, 2003
	Current	Noncurrent	Current	Noncurrent
Credit balances with banks	10	—	14	—
Bank loans and long-term financing	83	274	86	314
Imports financing	17	22	20	27
Related company - TISA:
- Loans (1)	1,906	—	2,029	—
- Negotiable obligations (2)	508	—	531	—
Negotiable obligations (3) (4)	504	2,159	603	2,212

Total	3,028	2,455	3,283	2,553

(1)	In 2004 and 2003, includes 536 million and 453 million, respectively, corresponding to the Company (see Note 9.2.), 1,257 million and 1,461 million, respectively, corresponding to Telefónica and 113 million and 115 million, respectively, corresponding to Telinver (see Notes 9.2.2. and 7.3.3).

(2)	See Note 7.2.2.

(3)	See issuance conditions in Notes 7.2.2. and 7.3.1.

(4)	In 2004 and 2003, net of US$ 1.9 million and US$ 1 million, respectively, bought by the Company. See Note 7.2.2.

h)	Payroll and social security taxes payable:

	March 31, 2004		December 31, 2003
	Current	Noncurrent	Current	Noncurrent
Vacation and bonus accrual	25	—	44	1
Social security taxes payable	13	—	14	—
Pre-retirement agreements and others (1)	13	17	13	18
Other	8	—	2	—

Total	59	17	73	19

(1)	Pre-retirement agreements mature through 2009, and do not have adjustment clauses. This amount includes 6 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and March 31, 2004 and are to be paid by Telefónica until the worker qualifies to obtain legal pension benefits.

i)	Taxes payable:

	Current
	March 31, 2004	December 31, 2003
Turnover tax accrual (net of prepayment)	11	10
Health and safety taxes	22	20
Value added tax	13	17
Tax on minimum presumed income (net of prepayment)	8	10
Other	27	23

Total	81	80

j)	Other payables:

	March 31, 2004		December 31, 2003
	Current	Noncurrent	Current	Noncurrent
Financial instruments (1)	14	13	13	20
International Telecommunications Union	21	—	21	—
Related companies (2)	18	—	25	—
Other	17	21	16	26

Total	70	34	75	46

(1)	Foreign currency swaps agreements and future contracts (see Note 2.6.).

(2)	See Note 9.2.2.

k)	Goodwill on investment in Telefónica:

	Original value	Depreciation
	At beginning/ end of period/year	At beginning of year	For the period/ year	At end of period/year	Net book value
Three-month period ended March 31, 2004	449	126	6	132	317

Fiscal year ended December 31, 2003	449	103	23	126	323

l)	Cost of services provided:

	March 31,
	2004	2003
Telecommunications services (1)	(462)	(477)
Cost of services provided (2)	(4)	(3)

Total	(466)	(480)

(1)	Note 20.h).

(2)	Note 20.f).

m)	Other:

	March 31,
	2004	2003
Holding and financial income (loss) on assets:
Holding losses on inventories	—	(1)

Total	—	(1)

Holding and financial income (loss) on liabilities:
Intangible assets depreciation	(2)	(2)
Tax on checking account credits and debits	(2)	(3)

Total	(4)	(5)

n)	Other expenses, net:

	Income (loss)
	March 31,
	2004	2003
Employee terminations (1)	8	13
Contingencies	3	13
Miscellaneous, net	(3)	(4)

Total (1)	8	22

(1)	Note 20.h).

3.2	AGING OF ASSETS AND LIABILITIES AS OF MARCH 31, 2004:

	Assets			Liabilities
	Current investments	Trade receivables (a)	Other receivables (c)	Trade payables	Bank and other financial payables	Payroll and social security taxes payables	Tax payables	Other payables
Past-due:

Up to three months	—	78	(2)	45	—	—	—	2
From three to six months	—	19	1	29	—	—	—	—
From six to nine months	—	18	—	3	—	—	—	—
From nine to twelve months	—	12	2	1	—	—	—	3
From one to two years	—	17	7	2	—	—	—	1
From two to three years	—	15	—	2	—	—	—	—
Over three years	—	44	—	—	—	—	—	—

At sight:	22	—	14	—	10	1	39	34

Not Due:

Up to three months	247	238	63	298	867	31	44	9
From three to six months	—	12	19	8	1.942	7	—	9
From six to nine months	—	6	7	7	168	5	—	—
From nine to twelve months	—	4	4	1	41	15	(2)	12
From one to two years	—	—	8	3	82	7	—	15
From two to three years	—	—	1	3	245	5	—	11
From three to four years	—	—	71	3	582	3	—	8
From four to five years	—	—	26	4	397	1	—	2
Over five years	—	—	24	54	1.149	1	—	(3)

Subtotal	269	463	245	463	5.483	76	81	103
Allowance for doubtful accounts	—	(227)	—	—	—	—	—	—
Benefits under the Collective Labor Agreements	—	—	—	—	—	—	—	1

Total	269	236	245	463	5.483	76	81	104

	Assets				Liabilities
	Current investments	Trade receivables (a)		Other receivables (c)	Trade payables	Bank and other financial payables	Payroll and social security taxes payables	Tax payables	Other payables
Percentage accruing interest at fixed rate	92%	3%		6%	—	61%	—	—	23%
Percentage accruing interest at variable rate	—	43	% (b)	15%	—	37%	—	—	—
Percentage with variable return	8%	—		—	—	—	—	—	—
Average interest rate in foreign currency	1%	—		4%	—	9%	—	—	5%
Average interest rate in local currency	1%	26%		3%	—	10%	—	—	—

(a)	Trade receivables balances includes 20 million past-due classified as non-current taking into account Telefónica’s Management estimates regarding probable collection terms.

(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.

(c)	Not including amounts corresponding to net deferred tax asset totally reserved.

4.	PREFERRED SHARES

As detailed in the Statement of changes in shareholders’ equity and in Note 5., the Company’s capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

a)	Three different classes of preferred shares were issued: A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b)	The original issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in U.S. dollars and until March 31, 2002, the Company valued them in accordance with such clauses. However, and according to the Company’s and its legal advisors’ final analysis, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the new legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02 (see Note 2.7.). Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate, being applicable to such amounts the adjustment by the CER accrued until the redemption date.

c)	The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991, and thereafter, to June 29, 1998 coincides with the Company’s fiscal year-end. The Special Shareholders’ Meeting held on June 29, 1998, resolved to modify the Company’s year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of the Company’s year-end date.

d)	Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e)	Preferred dividend payment dates are as follows:

1.	Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends are paid on the 30th day of April in each year to and including 2003 (see item j) of this note).

2.	Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends are paid on the 30th day of April in each year to and including 2007 (see item j) of this note).

On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f)	Preferred capital amortization dates are as follows:

1.	Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations are made on the 30th day of April in each year until and including 2003 (see item j) of this note), in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (historical value)).

2.	Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007 (see item j) of this note), in installments equal to a tenth of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 (historical value)).

The Special Shareholders’ Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, US$1,640,000 (face value 865,920 in historical pesos) and US$4,030,000 (face value 2,127,840 in historical pesos), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

g)	For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of Business Association Law No. 19,550 (“LSC”), as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid realized profits or free reserves.

h)	If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

i)	In the event of liquidation of the Company, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

j)	The Company, among other provisions detailed in the issuance conditions, has agreed:

1.	Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

2.	To control decisions inside the Board of Directors and General Shareholders’ Meetings of the controlled company.

3.	To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by the Company.

4.	To incur no debt that shall cause all the debts of the Company to exceed at any time the amount of US$850 million.

As of the date of issuance of these financial statements, the Company has met all obligations arising from the issuance conditions of preferred stock. As of the date of issuance of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that has not been redeemed as set forth in the original schedule, because, as of April 30, 2002, the Company did not have liquid realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

k)	The holders of Preferred Stock shall have no right to receive common stock dividends whether from capitalization of reserves, capital adjustments or otherwise.

l)	The holders of Preferred Stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of the LSC as amended, (ii) if voluntary dissolution of the Company has been elected by the Company or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unredeemed at the maturity date. In these cases the holders of Preferred Stock shall have one vote per share.

The right to vote shall cease after the Company has complied with all its obligations, has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

The detail of capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of March 31, 2004 as established in the issuance clauses and current law, is as follows:

	Capital stock (1)			Amounts stated in millions of Argentine pesos
Class of Preferred Stock	Face value in millions of Argentine pesos		Redemption value in millions of Argentine pesos (2)	Accumulated unpaid dividends as of December 31, 2003 (3)	Fourteenth preferred dividend period (4)	Total accumulated unpaid but not due preferred dividends
“A”	2		5	—	—	—
“B”	13		35	7	1	8

	14	(5)	40	7	1	8

(1)	See Note 5.

(2)	See item b) in this Note.

(3)	It is related to the preferred dividends accrued during the twelve-month periods ended December 31, 2003, 2002 and 2001, which are unpaid as of March 31, 2004, plus the adjustment for the CER as of March 31, 2004.

(4)	Preferred dividends accrued during the three-month period ended March 31, 2004 for Class A and B preferred stock, as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related laws, amounted to approximately 22,000 pesos and 559,000 pesos, respectively.

(5)	The table may not sum due to rounding in millions. See Note 5.

As of March 31, 2004 preferred stock adjusted for inflation as stated in Note 2.2. amounts to 58 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 40 million. The Company believes that the difference of 18 million in the value of preferred stock represents a redistribution of the total value of the Company’s capital stock between its common and preferred shareholders.

The issuance provisions of the Company’s preferred A and B shares provide that, should there be no liquid realized profits or free reserves, the Company will not partially amortize preferred capital or pay the respective preferred dividends. Should there be preferred un-amortized past due capital, the issuance provisions of preferred A and B stock provide that preferred stockholders would be entitled to one vote per share. Based on the situations described in Note 6.d) and according to the above-mentioned provisions, the Company did not amortize preferred stock or pay preferred dividends corresponding to the eleventh, twelfth and thirteenth period. For the above reasons this situation is not to be considered default.

According to item 5.a of the preferred shares issuance conditions, the holders of Class A shares of Preferred Stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unredeemed as of such date.

5.	CAPITAL STOCK

Below is the Company’s capital status as of March 31, 2004:

Subscribed, paid in, issued and registered with the Public Registry of Commerce (historical Argentine pesos)
Common shares, series “A” (Face value $0.10, one vote per share)	441,492,779.70
Common shares, series “B” (Face value $0.10, one vote per share)	89,147,519.90

Subtotal	530,640,299.60

Class “A” Preferred Shares (Face value $0.10 each) (1)	1,731,840.00
Class “B” Preferred Shares (Face value $0.10 each) (1)	12,767,040.00

Subtotal	14,498,880.00

Total	545,139,179.60

(1)	See Note 4.

6.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT – EXCLUSIVITY OF THE LICENSE—OTHER RESTRICTIONS

a)	The license which the controlled company holds for providing the telecommunications service may be revoked upon the fail in complying certain obligations. The List of Conditions and the Transfer Contract set forth the principal obligations of the Company and Telefónica under the List of Conditions and the Transfer Contract, of which the following still in effect:

1.	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way without the authorization of the SC.

2.	THA and TIHBV, as members of the Consortium which was awarded the shares of the controlled company, may under no circumstances reduce their investment in the Company to percentages below twenty and ten percent (20% and 10%), respectively, of the common shares with voting rights, without the prior authorization from the Regulatory Authority.

3.	The Company may not reduce its investment, as a whole, below fifty-one percent (51%) of Telefónica’s total capital with voting rights with Class A shares, without prior authorization by the Regulatory Authority.

4.	Telefónica has to maintain all or a substantial part of the provision of the telephone service and Telefónica’s main business and principal place of business in Argentina may not be changed.

5.	Telefónica has to meet certain objectives related to the services provided. The most important of these objectives are efficiency and services quality. In addition, suppliers of data and value added services are to be given equal access to telephone lines.

In addition, Decree No. 264/98 sets forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions, include mainly to permit other providers to interconnect to Telefónica´s network (including voice and data transmission services), and the installation of a minimum number of new lines.

In the opinion of the Company’s Management, the Company and Telefónica have met all of the above-mentioned obligations.

b)	Although the effectiveness of Decree No. 264/98 (mentioned in Note 1.) was subject to the conclusion of certain legal proceedings, Telefónica believes that it is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

Additionally, Telefónica signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under the license, mainly related to service quality and coverage of the areas to be serviced.

On June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/2000. The Court has not as yet ruled on this issue.

Telefónica’s short-term business strategy has been to continuously adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore, the short-term strategy focuses on the renegotiation of tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

Since early 2002, Telefónica has taken certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology usually required by the business carried out by Telefónica, and the situation affecting service rates, described in Note 11. Some of these measures include:

•	Capital expenditures. Telefónica has implemented a plan to adapt its short-term capital expenditures to the changes in the economic context. To that end, Telefónica continued only those projects that are required to maintain the quality of its services in the short term, generate cash flow in the near term or which Telefónica deems to be high priority.

•	Operating costs reduction. Telefónica renegotiated most of its contracts. The goal of these renegotiations was to reduce costs, including, when possible, the exposure to inflation and devaluation, and adapting its costs to lower demand for services, including, adjustments to service quality and, in some cases, the outright termination of service.

•	Increased collection rates. Telefónica has implemented new plans and collection policies for collecting receivables, including disconnection policies tailored to each customer segment, among other initiatives.

•	Debt renegotiation, cash management and roll-over of short-term debt. Telefónica implemented a series of actions to decrease the exchange rate risk on its current assets while managing its main accounts payable. In addition, Telefónica has entered into a debt restructuring that has resulted in the extension of maturity terms.

The relationship between variables determining Telefónica’s revenues and expenses is currently mismatched as a result of the pesification and freezing of Telefónica’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of Telefónica´s pending tariff renegotiation with the Argentine Government. Telefónica´s tariff renegotiation proposal presented to the Argentine Government attempts to rebalance the relationship between variables determining Telefónica’s revenues and costs, i.e, achieve the “economic and financial” equation contemplated in the Transfer Contract (the “economic and financial equation”).

Although Telefónica has adopted these measures to mitigate the effects of changes in its business, and certain indicators of the Argentine economy have started to stabilize, the future operating conditions are still uncertain because the regulatory framework in force still has not established guidelines that would allow assessing with a reasonable degree of certainty the effect future rates will have on Telefónica’s economic and financial equation.

Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services Telefónica currently serve in its markets and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

In the long term, Telefónica intends to continue to solidify its position as the leading provider at integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. Telefónica also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

Telefónica considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities and reducing the adverse effects of growing competition and Argentina’s economic situation.

c)	Legal reserve: in accordance with Argentine legal requirements currently in force, 5% of the year’s realized income, after prior-years accumulated losses are absorbed (as described in item d) of this Note), must be appropriated to legal reserve until reaching 20% of adjusted capital stock.

d)	Dividends:

As of March 31, 2004, the Company carries accumulated losses of 2,369 million and a reserve for future dividends of 838 million (restated as described in Note 2.2.). Consequently, the dividend distribution is restricted. Additionally, as of and for the three-month period ended March 31, 2004, the Company’s net income amounts to 39 million. As provided by section 71 of LSC, if as of the end of the fiscal year is verified the existence of net income, earnings can not be distributed until prior-years accumulated losses are absorbed.

In relation to the restrictions related to the dividends of preferred shareholders, see Note 4.

7.	FINANCIAL DEBT

7.1.	Financing

In prior years the Company has funded its working capital requirements, interest payments and amortization of debt out of dividends from Telefónica, external financing from financial institutions, from capital markets, additional issuances of equity securities, and loans from related companies. Telefónica has followed a financing policy that has combined the use of internally generated funds with the use of third-parties’ and majority shareholder’s financing. As of March 31, 2004, consolidated current assets are lower than consolidated current liabilities in 2,989 million, the latter including approximately 66% (2,414 million, including 508 million corresponding to Negotiable Obligations of the Company held by TISA) of debt owed to TISA.

The Company and Telefónica general financing policy is to cover future fund needs to continue Telefónica’s investment plan and repay short and long-term debt mainly with funds generated by the operations and, if possible depending on the evolution of the economic situation and current economic policies, bank loans and access to capital markets. Alternatively, they would request for long-term refinancing of their payables.

However, as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company and Telefónica, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

THA, a shareholder of the Company, is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has expressed its commitment to use its best efforts to provide financing directly or indirectly, subject to THA’s own fund availability, which depends on the evolution of the issues affecting THA’s own financial situation.

As of March 31, 2004, Telefónica has banking and financial debts for the equivalent of 4,064 million, of which 2,387 million are classified as non-current in the balance sheet and relate to agreements that provide for immediate settlement, after the implementation of certain steps, of the amounts outstanding in the event of default of other obligations.

On the other hand, Telefónica, S.A. (“TESA”) (TISA’s parent company) has advised the Company and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing or not over the long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company’s and Telefónica’s ability to meet their short term liabilities will depend on TISA’s continued refinancing of the loans granted to the Company and Telefónica, and the obtainment of other financing from related or unrelated parties, which to date is not available in sufficient amounts.

Should no financing alternatives be available for the Company and Telefónica or should the Company and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the consolidated balance sheet as of March 31, 2004 and those liabilities that would turn into current payables if creditors claimed a default).

Although the Company and Telefónica will continue to make their best effort to obtain such financing, which up to date have had favorable results through obtaining waivers from creditors, the exchange of long-term debt (see Note 7.3.1.) and short-term refinancing, as of the date of issuance of these financial statements it is not possible to assure what the result of such negotiations will be and, consequently, whether the Company and Telefónica will be able to settle their current liabilities in the normal course of business and maintain their normal operations.

7.2.	The Company

7.2.1.	Call option involving Telefónica Class B shares

On March 6, 1998 the Company had granted Merrill Lynch International (“ML”) a call option on 40.2 million Telefónica Class B shares to be exercised on May 28, 2003, for an approximate value of US$6.2 per share adjusted for the dividend distributions made by Telefónica through that date. On June 30, 2000, the Company and ML amended certain conditions of this agreement, whereby ML had the right to require from Cointel, on May 28, 2003, the delivery of capital stock of TESA instead of Telefónica shares, modifying the strike price of the call option for such TESA’s shares, in proportion to the price offered for Telefónica shares in the TESA Tender Offer. If, on May 28, 2003, the market price of TESA ADRs would have been higher than US$102.79 (the exercise price), ML may have acquired from the Company 2.23 million TESA ADRs at the exercise price. At the expiration date, May 28, 2003, the market price of TESA ADRs was lower than US$102.79, consequently ML did not exercise this call option.

7.2.2.	Negotiable obligations

The Regular and Special Shareholders´ Meeting held on March 31, 1997, approved the creation of a Global Program for the issuance of Negotiable obligations (the “Program”). Such Negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies, unsecured, to be issued in different successive classes, which could be accumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned Shareholders´ Meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

Under the Program, the Company’s Board of Directors decided the issuance of two series of Negotiable obligations: “A” Series for US$225 million and “B” Series for 175 million; the maturity date is August 1, 2004, for both series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, the Company placed all of the issuance on the market. The net proceeds of this transaction which totaled approximately US$395 million were used to refinance bank debts maturing from January through September 1998.

The main terms and conditions of this issuance of Negotiable obligations are:

a)	Face value: US$1 and $1 for the “A” and “B” Series, respectively, bearer and registered, ordinary, nonconvertible into shares.

b)	The total amortization of the Negotiable obligations is to take place in one single installment payable at seven years for both series. Such amortization, as well as accrued interest, is to be paid in U.S. dollars in the case of the “A” Series, and in U.S. dollars or Argentine pesos in the case of the “B” Series (at the discretion of the obligee). The Company may redeem such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

c)	The securities accrue an annual interest of 8.85% and 10.375% on “A” Series and “B” Series, respectively, payable half-yearly in arrears with due dates on February 1 and on August 1 of each year and beginning on February 1, 1998.

d)	This issuance does not constitute either a secured or a subordinated debt of the Company, ranking pari-passu -with no preferences- in respect of the Company’s current and future unsecured and unsubordinated debts.

The agreement for this issuance gives a detailed description of its settled restrictions. The main stipulations concern: a) a commitment of the Company not to encumber or grant real property rights, with certain exceptions, on its assets or present and future revenues unless the Company complies with certain requirements, b) conditions for the early redemption of the issuance, and c) causes of default that would allow obligees to consider such bonds as immediately due and payable, such causes being, among others, nonpayment of the Negotiable obligations, defaults in the payment of indebtedness of the Company or any material subsidiary aggregating US$20 million or more (see Note 9.2.), the sale of all or a significant proportion of the Company’s assets, the loss of control over Telefónica’s corporate decisions and noncompliance with certain financial ratios. On July 4, 2003, the meeting of the Company’s Series “A” noteholders approved the amendments to the terms and conditions of the notes issued in 1997 in order to delete substantially all the events of default other than those related to non-payment of principal and interest. On the other hand, on July 22, 2003, the meeting of the Company’s Series “B” noteholders discussed the amendments to the terms and conditions of the notes issued in 1997 in order to delete substantially all the events of default other than those related to non-payment of principal and interest. Such Series “B” noteholders rejected the amendments mentioned above.

On November 11, 2003, taking into account the Company’s financial condition, the Buenos Aires Stock Exchange resolved that trading of its Negotiable obligations be transferred to reduced session in accordance with the rules of its Listing Regulations.

During fiscal year 2003, the Company purchased Negotiable Obligations Series “A” for a nominal value of US$ 5.88 million, and on December 18, 2003 it redeemed part of such notes for US$ 4.88 million; therefore, as of December 31, 2003 it held own Negotiable Obligations for a nominal amount of US$ 1 million.

In addition, during the first quarter of 2004 the Company purchased additional Series “A” Notes for a total nominal value of US$ 15.02 million, and on March 23 and 31, 2004, the Company made two further prepayments of a portion of the Series “A” Notes purchased, for a nominal amount of US$ 7.45 million and US$ 6.67 million, respectively. Based on the above, the outstanding principal amount under such issue as of March 31, 2004 is US$ 204.1 million, net of the Notes held by the Company for US$ 1.9 million.

Additionally, on April 1, 2004, the Company made a new purchase of Notes of such Series in the amount of US$ 2.12 million.

7.3.	Telefónica

7.3.1.	Negotiable obligations

As of March 31, 2004, there are seven Negotiable obligations issues outstanding:

Issuance month/year	Face value (in million)	Term (in years)	Maturity month/year	Rate per annum %	Use of proceeds
11/94	US$ 54.4 (a)	10	11/2004	11.875	(b)
05/98	US$ 125.6	10	05/2008	9.125	(b)
06/02	US$ 71.4	4	07/2006	9.875	(c)
08/03	US$ 189.7	4	11/2007	11.875	(c)
08/03	US$ 218 (d)	7	11/2010	9.125	(c)
08/03	$ 0.1 (e)	8	08/2011	10.375	(c)
08/03	US$ 148.1	8	08/2011	8.85	(c)

(a)	Net of US$ 26.6 million called by Telefónica in December 2003, and February and March 2004.

(b)	Financing of investments in fixed assets in Argentina.

(c)	Refinancing of liabilities.

(d)	Net of US$ 2 million called by Telefónica in May 2004.

(e)	On August 1, 2004 they will be converted to U.S. dollars and will start to accrue interest at a nominal rate of 8.85% per annum.

The prospectuses related to the issuance of these Negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to create liens, except certain permitted liens, over its present or future assets or revenues, unless Telefónica’s commitments under the Negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby noteholders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$20 million, attachments which in the aggregate exceed US$10 million, among others. On July 22, 2003, the meetings of Telefónica’s noteholders approved the amendments to the terms and conditions of the notes issued in 1994 and 1998 in order to delete substantially all the events of default and certain information requirements other than those related to non-payment of principal and interest.

Telefónica issued negotiable obligations due in 2006 and 2008 under Telefónica’s Global Program, of up to US$1.5 billion or its equivalent and the commitments are those customary for these kind of transactions.

The shareholders’ meeting of Telefónica held on December 19, 2003 approved a global program of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion or its equivalent amount in other currencies, and delegated to Telefónica’s Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the CNV and/or other foreign exchange markets.

On April 23, 2004 Telefónica’s Board of Directors decided to issue the first series of negotiable obligations under the Program of Negotiable Obligations mentioned in Note 7.3.1. This issue above mentioned took place on May 7, 2004, for a nominal amount of $163.3 million, maturing in May 2005, with zero coupon and an interest rate of 8.05% per annum for refinancing liabilities or for the application in working capital.

On May 19, 2003 Telefónica’s Board of Directors approved to perform offers to exchange outstanding negotiable obligations issued by Telefónica and by the Company for new negotiable obligations issued by Telefónica plus a cash payment:

a) Offer to Exchange Telefónica’s Negotiable Obligations

Telefónica’s negotiable obligations included in the exchange offer were those issued in November 1994 and in May 1998.

On August 7, 2003, Telefónica issued new notes for a total amount of US$189.7 million due in November 2007, and US$220 million due in November 2010, respectively, and Telefónica paid US$52.1 million in cash. Additionally, Telefónica paid US$12.5 million as interest accrued to that date.

b) Offer to Exchange the Company’s Negotiable Obligations

On August 7, 2003, Telefónica issued negotiable obligations for US$148.1 million due in August 2011 and paid in cash the amount of US$24 million and 4.6 million in exchange for the Company’s negotiable obligations (Series A and Series B). In addition, Telefónica issued 0.1 million of negotiable obligations at 10.375% peso denominated notes due in August 2011 which on August 1, 2004 will be converted into U.S. dollars and will start to accrue interest at an annual nominal rate of 8.85% for the Company’s Series B notes. Additionally, Telefónica transferred immediately the Company’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction (US$ 174 million) in TASA’s short-term financial debt to TISA.

7.3.2.	Long-term bank financing

Telefónica has borrowed long term funds from major financial institutions in an amount equivalent to 274 million as of March 31, 2004. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, Telefónica uses other long-term bank credit lines to finance imports from different commercial banks.

7.3.3.	Other financing – Related Parties

As of March 31, 2004, Telefónica and Telinver owed approximately 1,370 million (about US$479 million) to related parties, which matures until September, 2004. These loans accrued interests at one-month LIBOR plus 8% per annum. These agreements established the usual commitments for these kinds of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables (“events of anticipated maturity”) if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefónica to repay its debts.

The related party creditors have advised Telefónica that until September 20, 2004: (i) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No.25,561, as supplemented and amended, in force shall not be considered by the creditors as an event of anticipated maturity; and (ii) the creditors shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

Additionally, the loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of Telefónica or one of its significant subsidiaries in accordance with the definition stipulated in such loan agreements. Telefónica has obtained a waiver in respect of procedures of this nature that were pending against Telefónica as of May 10, 2004, subject to a condition that no other debt be accelerated on similar grounds.

As of the date of these financial statements, the Company and Telefónica have met all obligations arising from the issuance of the above-mentioned debt instruments.

8.	REGISTRABLE ASSETS OF TELEFONICA

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of March 31, 2004 these assets have a net book value of about 613 million (restated as described in Note 2.2.), of which approximately 536 million (restated as described in Note 2.2.) have been registered in Telefónica’s name. In Telefónica’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

9.	ACCOUNTS AND TRANSACTIONS WITH AFFILIATES AND RELATED COMPANIES

9.1.	Affiliates

9.1.1.	Telinver

As of March 31, 2004, current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$35.6 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity of 38 million as of March 31, 2004 and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company’s capital stock due to accumulated losses set forth in clause 5 of Section 94 of the LSC. However, Decrees No. 1,269/02 and 1,293/03 have suspended the enforcement of clause 5 of section 94 and section 206 of the LSC until December 10, 2004.

Telefónica is evaluating Telinver’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, Telefónica plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly subject to Telefónica’s own fund availability, which depends on the evolution of the issues affecting Telefónica’s financial situation and cash flows described in Notes 7.1. and 11.

9.1.2.	ECL

Telefónica holds together with Alto Palermo S.A. (“APSA”) a 50% interest in ECL for the development of an e-commerce shopping center.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

9.2.	Section 33 – Law No. 19,550 companies and related companies

Section 33 – Law No. 19,550 companies of Cointel

As of March 31, 2004, there are twenty two outstanding loan agreements executed between TISA (as lender) and Cointel (as borrower), which accrued interest at six-month LIBOR plus a differential between 8% and 9%, payable semiannually. The principal (except for the mentioned at the end of the present note) had a semiannual repayment term, renewable automatically unless TISA notifies in writing its intention not to extend the contract at least three business days before expiration date.

As of March 31, 2004, the book value of the outstanding loans amounts to approximately US$187.4 million (equivalent to 536 million as of March 31, 2004) of which US$184.6 million corresponds to the principal amount and approximately US$2.8 million to interests. Also, such amount includes a loan of US$ 16.5 million with an amortization settled in equal annual consecutive installments until April 30, 2007. The first three installments of such loan with maturity dates settled on October 30, 2002, April 30, 2003 and April 30, 2004, respectively, were refinanced by TISA until October 29, 2004. As of March 31, 2004, the Company has classified such loan as current, taking into account the maturity date of the waiver mentioned below in this note.

During year 2002, the Company and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the three-month period ended March 31, 2004, interests converted into principal under the above-mentioned loans amounted to US$ 5.4 million.

In obtaining the above-mentioned loans, the Company has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on the Company or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon the Company defaulting on any of the obligations undertaken under the loan agreement, changes in the Company’s controlling shareholders, the Company or its affiliates defaulting on their obligations in excess of euro 20 million, changes in the Company’s main business activity and should the Company or any of its affiliates lose the government licenses obtained and should the Company’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect the Company’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised the Company that until September 20, 2004: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting the Company’s ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for the Company’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, as of March 31, 2004, the Company has classified as current liabilities, maturing in September 2004, a loan of US$6.7 million (equivalent to 19 million at the exchange rate in effect at March 31, 2004), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, the Company obtained a waiver in connection with those proceedings existing as of that date, subject to a condition that no other debt be accelerated on similar grounds, covering at least the current terms of those loans.

During the three-month periods ended March 31, 2004 and 2003, the Company accrued interest related to loan agreements with companies relating to Section 33 of the LSC for an amount of 12.4 million and 9 million, respectively.

During the three-month periods ended March 31, 2004 and 2003, the Company received administrative services from Telefónica for approximately 28,000 pesos in each period, respectively.

Additionally, as of March 31, 2004 and December 31, 2003, the Company maintained with TIHBV (one of the Company’s shareholders) other receivables for 1 million.

On May 20, 2003, Telefónica and TISA entered into an agreement whereby the former immediately assigned to TISA title to and all credit rights arising from the Company’s negotiable obligations acquired by Telefónica under the Offer to Exchange Telefónica-Cointel’s negotiable obligations upon consummation of the Offer to Exchange Cointel’s notes for Telefónica’s new notes as described in Note 7.3.1.b) (“Offer to Exchange Telefónica-Cointel”), with the notes being immediate and unconditionally accepted by TISA. Simultaneously with the assignment of credits mentioned above, TISA settled a portion of Telefónica’s financial debt (principal) to TISA as of that date. Consequently, after the agreement described above, TISA become into the main holder of the Company’s negotiable obligations (see Note 7.3.3.). As of March 31, 2004, the Company´s negotiable obligations held by TISA amount to US$164.3 million and 30.9 million corresponding to Class A and Class B, respectively. Additionally, as of March 31, 2004 the interests owed to TISA related to the mentioned negotiable obligations amount to 7 million, and the accrued interests of such negotiable obligations for the three-month period ended March 31, 2004 amount to 11.3 million.

9.2.1.	Telefónica’s commitments related to Telefónica Comunicaciones Personales S.A. (“TCP”)

In July 1999, Telefónica provided to the Argentine Government for the benefit to TCP performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million individually and $45 million jointly with Telecom Argentina S.A.(“Telecom S.A.”) until December 31, 2001. As informed by TCP, the duties arising from its PCS licenses have been complied with. As of the date of issuance of these financial statements, the National Communications Commission (“CNC”) is in process of the technical review of existing network related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

9.2.2.	Telefónica’s consolidated outstanding balances and transactions with related companies

In 1997, some of the common shareholders of the Company executed an agreement to regulate certain corporate decisions of Telefónica such as the dividend policy and preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. Telefónica made certain transactions with the Company’s shareholders and companies related thereto, including the services rendered by the operator, TESA, and those rendered by other third parties related to the Company’s shareholders.

Furthermore, Telefónica has signed a Management Agreement (“the Agreement”) with its operator and major shareholder TESA. Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA’s option. The management fee amounted to 9% of Telefónica’s “gross margin”, as defined in the Agreement. On October 30, 2002, TESA notified Telefónica that it intended to exercise the option to extend the duration of the Agreement for an additional period of five years to be counted as from April 30, 2003. In that respect, on July 30, 2003, Telefónica entered into a Supplement to the Agreement, confirmed by Telefónica’s General Shareholders’ Meeting held on April 19, 2004, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

On April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose of Telefónica. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the changes to Telefónica’s corporate purpose are subject to administrative approval by the SC.

During the three-month periods ended March 31, 2004 and 2003, the following transactions were made with the controlling shareholder of Telefónica and companies related to the parent, respectively in each of the following periods (in millions of Argentine pesos):

	March 31,
	2004	2003
Management Fee:
Telefónica S.A. - Sucursal Argentina	16	31

	March 31,
	2004	2003
Net income (loss) from goods and services:
TCP	28	29
Telefónica Data de Argentina S.A. (“TDA”)	10	8
Atento Argentina S.A. (Atento)	(4)	(2)
Telefónica Ingeniería de Seguridad S.A.	(1)	(1)
Telefónica Data USA	—	(1)
Emergia Argentina S.A.	1	1
Telefónica Procesos y Tecnología de la Información	(2)	—
C.P.T. Telefónica Perú	5	—
Telefónica S.A. - Suc. Argentina	(1)	—
Televisión Federal S.A.	(1)	—
CTC Mundo S.A.	5	—
Telefónica Internacional Wholesale Services (“TIWS”)	1	—

Total	41	34

Net financial charges
TISA	35	64

Total	35	64

	March 31, 2004	December 31, 2003
Purchases of goods and services
TDA	2	7

Total	2	7

Telefónica’s and Telinver’s consolidated balances with the Operator (TESA) and other of the Company’s shareholders and other related companies as of March 31, 2004 and December 31, 2003 are (in millions of Argentine pesos):

	March 31, 2004	December 31, 2003
ASSETS
Trade receivables
CTC Mundo S.A.	—	3
Emergia Argentina S.A.	—	1
Katalyx Argentina S.A.	1	1
Communication Technologies Inc.	10	—
Adquira de Argentina S.A.	1	1
C.P.T. Telefónica Perú	2	1
Emergia Uruguay S.A.	1	1

Total Trade receivables	15	8

Other receivables
TDA	32	40
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona”)	5	4
Telefónica Media Argentina S.A. (“Temarsa”)	2	2
Atento	7	7
Other	1	—

Total Other receivables	47	53

TOTAL ASSETS	62	61

	March 31, 2004	December 31, 2003
LIABILITIES
Trade Payables
TESA	4	3
CTC Mundo S.A.	3	—
Telefónica S.A. - Suc. Argentina (1)	81	76
Emergia Argentina S.A.	67	68
Telefónica Procesos y Tecnología de la Información	5	4
Telefónica Servicios Audiovisuales	1	1
C.P.T. Telefónica Perú	—	1
Televisión Federal S.A.	—	1
Telefónica Investigación y Desarrollo S.A.	5	5

Total Trade Payables	166	159

Bank and financial liabilities
TISA (2)	1,370	1,576

Total Bank and financial liabilities	1,370	1,576

Other payables
TESA	9	10
TCP	6	13
Telefónica S.A. – Suc. Argentina	2	2
Other	1	—

Total Other payables	18	25

TOTAL LIABILITIES	1,554	1,760

(1)	Corresponding to liabilities by management fee.

(2)	See Note 7.3.3.

10.	COMMITMENTS

10.1.	IBM – Telefónica Contract

On March 27, 2000, Telefónica’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of Telefónica’s information systems. Telefónica, TCP, Telinver and TDA (referred to jointly herein as “the Companies”) have executed a contract with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term and there is a transfer to IBM of the assets used to render the services outsourced under the Contract at a stated price. The agreement stipulated that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets that were dedicated to providing the services at that date. Over the duration of the Contract, the Companies shall pay IBM a monthly charge as consideration for the base line services to be received under the Contract, and other charges for the use of additional resources. The charges for the service received in the periods ended on March 31, 2004 and 2003 arise from final agreements between the parties in relation to the value of the services received. On the basis of a supplementary contract agreed upon by the parties, Telefónica undertook, among other obligations, to pay IBM for the services rendered pursuant to the Contract from January 2004 to December 2006 the amount of 44.8 million and US$ 35.8 million in monthly installments. In addition, the referred agreement contemplates the possibility of renegotiating the amount in pesos half yearly upon request by the parties.

10.2.	Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, rent and others, of which approximately 233 million are pending.

11.	TARIFF SYSTEM

11.1.	Tariff agreement

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No.304/03, the SC established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in U.S. dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in pesos at the $ 1 to U.S. dollar 1 exchange rate. Furthermore, this Law authorized the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utilities: a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The National Executive Power, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004. The National Executive Power shall be responsible for submitting the renegotiation proposals to Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In the opinion of Telefónica’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or State events or decisions that may significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including events and decisions of the Argentine Government such as a freeze on tariffs or price controls as well as procedures to be followed to collect such compensation.

Telefónica has met the disclosure requirements imposed by the Argentine Government and proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the opinion of Telefónica’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be given assured that the Argentine Government shall adopt Telefónica’s position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that this tariff regime shall not maintain the value of its tariffs in U.S. dollars or in constant pesos in connection with any previous increase or possible future increase in the general price level. If, as a result of the re-negotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract and intend to preserve, such rate system would have an adverse impact on Telefónica’s financial condition and future results, and consequently, on the Company. As of the date of issuance of these financial statements, the Company’s and Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to the Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

11.2.	Price Cap

Under the tariff regulation mechanism in effect known as Price Cap, to which Telefónica is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on

Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”) mentioned in note 12.c), awarded a precautionary measure ordering the National Government, Telefónica and Telecom S.A. “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

Notwithstanding the foregoing, Telefónica, Telecom S.A. and the SC entered into agreements with the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The Price Cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The Price Cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-application of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. As concerns the price cap for the 2002-2003 period, was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above mentioned agreements require the approval of the Ministries of Economy and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the SC nor the rate differences pending application under the referred agreements, have been established.

In the opinion of Telefónica’s Management and its legal counsel, the resolution of these issues related to the Price Cap and the complaint filed by Consumidores Libres might exclusively affect the maximum tariffs for future services that Telefónica is authorized to collect from its customers for services, areas or customers in which effective competition has not been declared. As of March 31, 2004, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to period 2000-2001 and to the advanced decreases corresponding to the period 2001-2002, as established in the agreements mentioned.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system. Based on current rate regulation mechanisms, and considering Telefónica’s defense against the above legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact on Telefónica’s financial position or a significant adverse effect on its results of operations.

11.3.	Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997 established an increase in the price of the monthly basic charge and in domestic service rates and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after effectiveness. On December 1, 1999 the SC has issued Resolution No. 4,269/99, which established the SC’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the SC in 14 million). In accordance with Resolution No. 18,968/99, the SC’s Resolution No. 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree No.92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica’s Management and its legal counsel the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

12.	LAWSUITS AND CLAIMS

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefónica’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of March 31, 2004, the claims filed against Telefónica including accrued interest and expenses with respect thereto totaled approximately 73 million (in historical currency). Telefónica has not booked an accrual for possible adverse judgments in such legal actions since (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of March 31, 2004 Telefónica has paid approximately 6.8 million (in historical currency) in cash for the above-mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criteria that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica´s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica´s Management and its legal counsel the final outcome of the issue should not have a material impact on Telefónica’s results of operations or financial position.

b)	International Telecommunication Union Debt (“UIT”)

On July 29, 2003, Telefónica received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia Argentina S.A. (“TLDA S.A.”) to deposit 51 million (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies through reductions in employers’ social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies’ personnel in the period April 1999 through June 2001. Pursuant to Resolution SC No. 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative “argentin@internet.todos”, to be managed by the UIT. Telefónica, both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal amounting to 21 million (see Note 3.1.j), which Telefónica understands is its total liability as of March 31, 2004. In the opinion of Telefónica’s

Management and its legal counsel, Telefónica has solid grounds to hold that this liability should not be considered in delinquency and so was reported to the CNC in a note dated August 13, 2003 in which it challenges the settlement made by such agency and a remanding of proceedings.

c)	Other

Consumidores Libres initiated a legal action against Telefónica, Telecom S.A., Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, Consumidores Libres’s objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees´ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2. of the List of Conditions approved by Decree No.62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom S.A. “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

Telefónica appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of Telefónica’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of its operations or financial position.

13.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES

As from March 1992, and in compliance with its specific functions, the CNC, formerly known as national Telecommunication Commission (“CNT”), and the SC have regulated certain aspects related to the supply of basic and international telephone services as well as the procedures to be followed in filing claims, contracting services, invoicing and service quality, some of which have been appealed by Telefónica.

In the context of the transition to competition in telecommunications, the National Executive Power has issued the Decree No. 764/2000 which repealed, among others, Resolutions No. 18,971/99 and 16,200/99 and approved the Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services will be financed through the payment by all telecommunications providers (including Telefónica) of 1% of total revenues for telecommunications services net of taxes, the “Universal Service Fund”. As of the date of these financial statements, the SC has not defined the mechanism through which Telefónica should recover the cost incurred for rendering these services.

14.	PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

14.1.	Patriotic Bond

In 2001, Telefónica signed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was completely paid in that month. This bond is denominated in U.S. dollars, is made out to bearer, and is negotiable in local and foreign stock markets. The terms and conditions of the issue allow for the use of these securities to pay national taxes in the event of default to pay the principal and/or interest when due. Since January 2002 the National Government has not honored the payment commitments related to the interest coupons of that bond, Telefónica has proceeded to offset them against tax. Although Telefónica has used the overdue principal and interest to settle its tax liabilities, as from October 2003 such offset feature has been suspended until completion of the voluntary exchange of Argentine Sovereign Debt Securities (Decree No. 493/04).

Telefónica has valued and disclosed its Patriotic Bond holdings taking into consideration what was said in the previous paragraph and the fact that the Argentine Government included it in the list of bonds eligible for sovereign debt restructuring (See Note 2.3.c).

14.2.	TCC

In 2001, Teléfonica signed a TCC subscription agreement for a total amount of US$ 15 million, which was fully paid, and which were converted to pesos at the $1.40/US$1 (with the subscription amounting to $21 million), adjustable by CER. Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree No. 471/02) on the original nominal value balances and may be offset at their technical value against liabilities related to VAT or income tax or any other future substituting or replacing tax, both for payment of tax returns and for prepayments.

Telefónica settled tax liabilities by applying the total amount of tax credit certificates corresponding to the first, second and third installment on the scheduled due dates.

15.	EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE

TESA approved a program whereby all Telefónica employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenses to Telefónica. The options under the program corresponding to Telefónica and Telinver’s personnel as of March 31, 2004 and December 31, 2003 total 2,494,960 and 2,504,580, respectively, involving a total amount of shares of 95,960 and 96,330 as of those dates.

16.	TELEFONICA’S BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, Telefónica has identified two reportable segments: i) related to Telefónica’s telecommunications activities, regulated by the SC and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica de Argentina S.A.’s operations and ii) the publication of telephone directories (Yellow Pages) segment included in Telinver’s operations.

	Basic telephone services				Yellow pages services		Consolidation adjustments/ reclassifications (1)		Total
	03-31-04		03-31-03		03-31-04	03-31-03	03-31-04	03-31-03	03-31-04	03-31-03
Net revenues to unaffiliated customers	702		610		2	1	—	—	704	611
Net intersegment revenues	1		1		—	—	(1)	(1)	—	—

Total net revenues	703		611		2	1	(1)	(1)	704	611

Net income	81		557		(4)	7	—	—	77	564
Depreciation of fixed assets and intangible assets	295		323		2	2	—	—	297	325

	03-31-04		12-31-03		03-31-04	12-31-03	03-31-04	12-31-03	03-31-04	12-31-03
Investment on fixed assets and intangible assets	61		205		1	—	—	—	62	205
Total Assets	7,895		8,209		103	110	(15)	(7)	7,983	8,312
Total Liabilities	5,002	(2)	5,397	(2)	141	144	(15)	(7)	5,128	5,534
Investments in equity method investees	2		2		—	—	—	—	2	2

(1)	Corresponding to elimination of intersegment balances and operations.

(2)	Net of liabilities related to Telefónica’s investment in Telinver.

17.	RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed between Telefónica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefónica in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. Telefónica retains its voting and dividend rights on such shares as long as Telefónica does not incur any event of default.

In the opinion of Telefónica’s Management, the above mentioned restriction will not have a significant effect on Telefónica’s operations.

18.	FINANCIAL TRUST

On November 21, 2003 the Company subscribed certificates of participation for 1.5 million in the trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” to be used for extending loans to finance projects related to the production of goods or the supply of services in the telecommunications industry. The Company is both trustor and beneficiary of the trust and Banco de Inversión y Comercio Exterior S.A. (BICE) acts as trustee.

19.	FINANCIAL POSITION

As of March 31, 2004, the Company carries accumulated losses amounting to 2,369 million. Consequently, the Company is encompassed under the conditions for mandatory capital stock reduction set forth in Section 206 of the LSC. However, Decree No. 1,293/03 dated December 23, 2003, extends the suspension of the enforcement of Section 206 of LSC established by Decree No. 1,269/02 until December 10, 2004.

The Company Management is continually analyzing its financial position and will assess the measures that could be required in the future according to the legal framework in effect in Argentina.

20.	OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under accounting principles in Argentina:

a)	Investments in shares, bonds issued in series and holdings in other companies

b)	Other investments

c)	Fixed assets

d)	Intangible assets

e)	Allowances and reserves

f)	Cost of services provided

g)	Assets and liabilities in foreign currency

h)	Expenses incurred

a)	INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES AS OF MARCH 31, 2004 AND DECEMBER 31, 2003 (1) (amounts stated in millions of Argentine pesos, restated as described in Note 2.2., except otherwise indicated)

	March 31, 2004							December 31, 2003
Denomination and features of securities	Class	Face value	Quantity		Inflation adjusted cost	Value by equity method	Book value	Book value
Noncurrent (2)

Other investments	—	—	—		—	—	12	13
Financial Trust (3)	—	—	—		—	—	2	2
Subsidiaries and affiliates ECL (4)	Common	$1.0	12,000	(5)	33	2	2	2

							16	17

(1)	See Note 2.5.

(2)	See Note 2.3.f).

(3)	See Note 18.

(4)	Financial Statements for the nine-month period ended March 31, 2004 approved by ECL’s Board of Directors on May 3, 2004, with review report by Abelovich, Polano & Asociados dated May 3, 2004, without observations.

(5)	In shares.

b)	OTHER INVESTMENTS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003 (1) (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	Book value
Main account and features	March 31, 2004	December 31, 2003
Current investments
Foreign currency deposits (2)	225	330
Local currency deposits	22	4
Mutual funds	22	3

Total	269	337

(1)	See Note 2.5.

(2)	See Note 20.g).

c)	FIXED ASSETS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003 (1) (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	Original value
Main account	Amount at beginning of year	Increases for the period/ year (2)	Decreases for the period/ year	Transfers	Amount at the end of period/year
Land	117	—	—	—	117
Buildings	1,740	—	—	—	1,740
Switching equipment	4,131	—	—	2	4,133
Transmission equipment	3,796	—	—	14	3,810
Network installation	7,543	—	—	3	7,546
Telephones, switchboards and booths	626	5	(5)	1	627
Furniture, software and office equipment	1,033	—	—	1	1,034
Automobiles	27	3	—	1	31
Construction in process	215	38	—	(21)	232
Materials	77	15	(9)	(1)	82
Prepayment to vendors	10	—	—	—	10

Total 2004	19,315	61	(14)	—	19,362

Total 2003	19,221	186	(92)	—	19,315

	Depreciation					Net book value as of March 31, 2004	Net book value as of December 31, 2003
Main account	Accumulated at beginning of year	Useful life (in years)	For the period/ year	Retirements	Accumulated at the end of period/year
Land	—	—	—	—	—	117	117
Buildings	495	50	10	—	505	1,235	1,245
Switching equipment	3,301	10	70	—	3,371	762	830
Transmission equipment	2,488	10	75	—	2,563	1,247	1,308
Network installation	4,091	15	109	—	4,200	3,346	3,452
Telephones, switchboards and booths	609	5	10	(5)	614	13	17
Furniture, software and office equipment	964	1 - 3	19	—	983	51	69
Automobiles	25	5	—	—	25	6	2
Construction in process	—	—	—	—	—	232	215
Materials	—	—	—	—	—	82	77
Prepayment to vendors	—	—	—	—	—	10	10

Total 2004	11,973		293	(5)	12,261	7,101

Total 2003	10,745		1,285	(57)	11,973		7,342

(1)	See Note 2.5.

(2)	In 2004 and 2003, capitalized interests in construction in process amounts to 1 million and 8 million, respectively. See Note 2.3.g).

d)	INTANGIBLE ASSETS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003 (1) (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	Original value
Main account	At beginning of year	Increases for the period/ year	Decreases for the period/ year	At end of period/year
Licenses to use the logo and trademarks	50	—	—	50
Assignment of rights	22	—	—	22
No competition clause	5	1	—	6
Deferred expenses	75	—	—	75
Licenses (Frequencies)	59	—	—	59

Total 2004	211	1	—	212

Total 2003	192	19	—	211

	Depreciation
Main account	At beginning of year	For the period/ year	Retirements	At end of period/ year	Net book value as of March 31, 2004	Net book value as of December 31, 2003
Licenses to use the logo and trademarks	16	1	—	17	33	34
Assignment of rights	14	1	—	15	7	8
No competition clause	3	—	—	3	3	2
Deferred expenses	45	2	—	47	28	30
Licenses (Frequencies)	51	—	—	51	8	8

Total 2004	129	4	—	133	79

Total 2003	105	24	—	129		82

(1)	See Note 2.5.

(2)	Includes 8 million corresponding to the total depreciation of the portion of expenses related to the negotiable obligations exchanged on August 7, 2003 (See Note 7.3.1. as mentioned in Note 2.3.h).

e)	ALLOWANCES AND RESERVES AS OF MARCH 31, 2004 AND DECEMBER 31, 2003 (1) (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	March 31, 2004							December 31, 2003
Account	Balances at beginning of year		Increases		Decreases (2)		Balances at end of period	Balances at end of year
Deducted from current assets:

For doubtful accounts	216		16	(6)	13	(4)	219	216
For impairment in value and slow turnover	7		—		—		7	7

	223		16		13		226	223
Deducted from noncurrent assets:

For doubtful accounts	8		—		—		8	8
For other receivables –Impairment of Patriotic Bond (7)	60		—		(4	)(8)	56	60
For other receivables - deferred tax assets (3)	1,609		1		(87)		1,523	1,609

	1,677		1		(91)		1,587	1,677

Total 2004	1,900		17		(104)		1,813

Total 2003	2,435		126		(661	)(4)		1,900

Included in current liabilities:

Contingencies	3	(9)	—		—		3	3	(9)

	3		—		—		3	3
Included in noncurrent liabilities:

Contingencies	219		8		—		227	219

Total 2004	222		8	(5)	—		230

Total 2003	163		63	(5)	(4)			222

(1)	See Note 2.5.

(2)	In 2003 includes the monetary gain (loss) effect on balances.

(3)	See Note 2.3.m).

(4)	In 2004 and 2003 include 9 million and 79 million, respectively, of recovered doubtful accounts.

(5)	In 2004 and 2003, include 3 million and 34 million in “Other expenses, net” and 5 million and 29 million in “Financial income/loss on liabilities”, respectively, in the consolidated statement of operations.

(6)	Included in Selling expenses in the consolidated statement of operations.

(7)	See Notes 2.3.c) and 14.1.

(8)	In 2004 includes 2 million in “Financial income/loss on assets – Exchange differences” in the consolidated statement of operations.

(9)	In 2003, net of 1 million in “Other receivables”.

f)	COST OF SERVICES PROVIDED (1) FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND DECEMBER 31, 2003 (1) (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	March 31,
	2004	2003
Inventories at beginning of period	20	22 (3)
Purchases	10	4
Operating expenses (Note 20.h)	3	2
Holding loss (Note 3.1.m)	—	(1)

Subtotal	33	27
Inventories at end of the period	(29)	(24)

Total (Note 3.1.l)	4	3

(1)	See Note 2.5.

(2)	Includes cost of telephone directories and telephone equipment.

(3)	Net of 2 million corresponding to the paper consumption provision of Telinver.

g)	ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF MARCH 31, 2004 AND DECEMBER 31, 2003 (1)

	March 31, 2004				December 31, 2003
	Amount in foreign currency (in million) (2)	Currency	Exchange rate	Book amount (in million of Argentine pesos)	Amount in foreign currency (in million) (3)	Currency	Book amount (in million of Argentine pesos) (3)
ASSETS
Current assets
Cash and banks	—	US$	2.86	1	—	—	—
Investments	78	US$	2.86	225	112	US$	330
Trade receivables	9	US$	2.86	25	11	US$	33
	2	DEG	4.23	9	2	SDR	8
Other receivables (2)	15	US$	2.86	45	19	US$	57
	3	EURO	3.52	12	3	EURO	12
	—	—	—	—	1	BRL	1

Total current assets				317			441

Noncurrent assets
Investments	4	US$	2.82	12	4	US$	13
Other receivables	9	US$	2.86	26	9	US$	25

Total noncurrent assets				38			38

Total assets				355			479

LIABILITIES
Current liabilities
Trade payables	33	US$	2.86	95	40	US$	116
	3	SDR	4.23	12	3	SDR	13
	2	EURO	3.52	8	2	EURO	8
	—	—		—	—		£2
Bank and other financial payables	980	US$	2.86	2,803	1,040	US$	3,049
	1,063		¥0.03	29	1,111		¥30
	2	EURO	3.52	8	2	EURO	8
Other payables	6	US$	2.86	16	4	US$	14
	3	EURO	3.52	9	3	EURO	10

Total current liabilities				2,980			3,250

Noncurrent liabilities
Bank and other financial payables	775	US$	2.86	2,216	784	US$	2,298
	6,223		¥0.03	171	6,742		¥184
	19	EURO	3.52	68	19	EURO	71
Other payables	5	US$	2.86	13	7	US$	20

Total noncurrent liabilities				2,468			2,573

Total liabilities				5,448			5,823

(1)	See Note 2.5.

(2)	In 2004 and 2003, include 11 million and 10 million, respectively, corresponding to prepayments of fixed assets purchase and raw materials and supplies.

(3)	Includes figures less than a million.

US$:	U.S. dollars
¥:	Yens
EURO:	European Currency Units
SDR:	Special Drawing Rights
£:	Pounds
BRL:	Brazilian Reals

h)	EXPENSES INCURRED FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003 (1) (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	March 31,
	2004					2003
Account	Operating expenses (2)	Administrative expenses	Selling expenses	Other expenses, net	Total	Total
Salaries, social security taxes and other payroll expenses	65	12	13	—	90	86
Fixed assets depreciation	272	18	3	—	293	321
Fees and payments for services	77	33	20	—	130	108
Directors’ and statutory auditors’ fees	—	2	—	—	2	1
Insurance	—	3	—	—	3	4
Material consumption and other expenditures	12	1	2	—	15	13
Management fee	14	2	—	—	16	31
Transportation	3	—	—	—	3	2
Taxes, charges and contributions	10	1	4	—	15	10
Rentals	11	2	—	—	13	13
Commissions	—	—	5	—	5	6
Allowance for doubtful accounts	—	—	16	—	16	12
Recovery of doubtful accounts (3)	—	—	(16)	—	(16)	—
Depreciation of intangible assets (4)	1	1	—	—	2	2
Employee terminations	—	—	—	8	8	13
Tax on checking account debits and credits	—	9	—	—	9	5
Other	—	—	—	—	—	9

Total 2004	465	84	47	8	604

Total 2003	479	92	43	22		636

(1)	See Note 2.5.

(2)	Include 3 million and 2 million corresponding to cost of services provided as of March 31, 2004 and 2003, respectively.

(3)	In 2004 includes 7 million corresponding to collections from customers written as of December 31, 2003.

(4)	Not including 2 million in each period, respectively, corresponding to depreciation of deferred expenses, which are exposed in “Financial income/(loss)” in the consolidated statements of operations.

Operating and Financial Review and Prospects

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(Information not covered by the Report of Independent Public Accountants)

The following discussion should be read together with the consolidated financial statements of Compañía Internacional de Telecomunicaciones S.A. (“Cointel” or “the Company”) for the three-month periods ended March 31, 2004 and 2003. Those financial statements have been prepared in accordance with Argentine generally accepted accounting principles, which differ in certain respects from U.S. generally accepted accounting principles (see Notes 2.2. to the consolidated financial statements).

CRITICAL ACCOUNTING POLICIES

This information summary is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Argentina with the amendments approved by the National Securities Commission (Comisión Nacional de Valores, “CNV”). The preparation of financial statements in accordance with generally accepted accounting principles requires the Company’s Management to make estimates. Ultimate results could differ from those estimated if the Company’s estimates used in those estimates do not actually occur.

The Company believes the following represents its and Telefónica de Argentina S.A. (“Telefónica”)´s critical accounting policies. The Company’s accounting policies are more fully described in Note 2. to its consolidated financial statements. The most critical accounting policies adopted in preparing the consolidated financial statements according to accounting principles generally accepted in Argentina relate to:

•	the valuation of the goodwill generated by the Company’s investment in Telefónica, based on the Company’s and Telefónica’s Management’s current estimates of future cash flows (see Note 2.3.i) to the consolidated financial statements).

•	the depreciable lives for each category of fixed assets.

The Company and Telefónica believe that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires Telefónica’s Management to make estimations about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimations could be material to their financial position, as well as to Telefónica’s results of operations. Telefónica’s Management’s estimations about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict.

•	the evaluation of fixed assets and limited life intangibles for impairment whenever indicators of impairment exist.

Generally accepted accounting principles in Argentina require that the recorded value of assets be evaluated for impairment against its recoverable value, which for a prolonged lived asset is generally defined as its economic use value. According to those accounting standards, if an impairment indicator is present, the Company and Telefónica must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash inflows less the future cash outflows expected to obtain from the asset, undiscounted and before interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. Telefónica uses the expected cash flows method in accordance with accounting principles in Argentina. Telefónica believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires its management to make estimations about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Telefónica’s Management’s estimations about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

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In estimating future revenues, Telefónica mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. Telefónica develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimations of tariff increases and other industry and macroeconomic factors.

Telefónica’s fixed assets have been valued based on their recoverable value at Telefónica Management´s best estimate of future cash flows considering current information and future telephone service rates estimates. However, whether the recorded amount of fixed assets as of March 31, 2004 of 4,595 million (amount calculated considering the Company’s 64.83% interest in Telefónica’s respective assets) is fully recoverable, depends on the final effect that the outcome of the tariff re-negotiation may have on Telefónica’s economic and financial equation, and consequently, on the Company (see Note 11. to the consolidated financial statements).

•	the creation of reserves for contingencies in Telefónica assessed as likely by its Management, based on its estimates and in the opinion of legal counsels (see Note 12. to the consolidated financial statements with respect to unreserved contingencies).

•	the Company’s and Telefónica’s Management assess the recoverability of deferred tax assets on the basis of estimates. The recoverability of deferred tax assets ultimately depends on the Company’s and Telefónica’s ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible. In making their assessment, the Company’s and Telefónica’s Management consider the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategy. This assessment is carried out on the basis of a series of internal projections which are updated to reflect the most recent operating trends. In accordance with the applicable accounting standards, a deferred tax asset must be recognized when its future deductibility is likely. Therefore, taking into account the variables that affect future tax results, including the uncertainty related to the effect of the final outcome of the tariff renegotiation (see Note 11. to the consolidated financial statements), the Company and Telefónica have established an allowance against their net balance of deferred tax assets, the recovery of which depends on the generation of future taxable income.

•	the creation of allowances in Telefónica, amounting to 227 million set up to cover doubtful accounts based on Telefónica’s estimations regarding the terms and conditions of their potential future collection.

•	Telefónica has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable. Telefónica’s Management has valued and disclosed its holding of Patriotic Bonds considering Argentine government’s bonds in comparable situation, currently in default, because its recoverability it’s not currently guaranteed by the suspension of the tender regime on compensation against taxes and the inclusion of that bond within the list of eligible bonds for sovereign debt restructuring. Telefónica’s Management can’t assure that the special conditions under which such bonds were subscribed, thereby ensuring their recoverability, will be honored (see Note 14. to the consolidated financial statements).

The preparation of financial statements in accordance with accounting principles in force in Argentina requires the Company’s Management to consider estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of issuance of these financial statements and the reported amounts of revenues and expenses during the fiscal period being reported. Final results may differ from those estimated by the Company’s and Telefónica’s Management. See Notes 2.3.g), 2.3.i), 2.3.m), 4., 7., 11. and 14. to the consolidated financial statements.

Among other issues, the financial statements contemplate the effect derived from economic and exchange regulations known as of the date of issuance of such financial statements. All of Management’s estimates have been prepared taking such effects in consideration. The effects of any additional action that the Government may undertake in the future will be recognized in the financial statements as Management becomes aware of them.

OVERVIEW

Some of the more significant influences that have historically affected, and that continue to affect the Company and Telefónica’s business and their results of operations are:

•	the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

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•	the regulated nature of the Argentine telecommunications market, including a framework of decrees of the National Executive Power and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of Telefónica’s business; and

•	the long-term strategic vision of Telefónica, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

EVOLUTION OF THE CURRENT MACROECONOMIC SITUATION AND FINANCIAL SYSTEM IN ARGENTINA

Following the institutional, political, economic, financial and social crisis of December 2001 which caused the National President Fernando De la Rúa to resign, after a succession of several substitutes the National Congress appointed a transition government headed by Eduardo Duhalde, who handed over power to the current national President, Néstor Kirchner, in May 2003. The presidential elections had taken place on April 27, 2003 and the candidate and former president Carlos Menem had won in the first round with 24% of the votes, followed by Néstor Kirchner with a difference of two points, thus requiring a run-off election. However, Carlos Menem decided to resign to his candidacy before the run-off, and his opponent automatically became winner of the election.

In November 2003 the election process was concluded. This process involved the election of provincial governors, municipal mayors, national legislators (both representatives and senators) and local legislators, who took office on December 10, 2003, and caused the Peronist Party to gain control of 16 out of 24 governorships and the alignment of Corrientes and the City of Buenos Aires. Therefore, the Peronist Party could be featured as hegemonic, as it also has absolute majority in both chambers of the National Congress.

In sum, President Kirchner’s consolidation in power, despite having been elected with only 22% of the votes, cleared the institutional scenario, and his decision to keep Roberto Lavagna as Ministry of Economy has ensured the continuation of the economic policies. In the economic field proper, there is an extremely favorable international scenario combined with enhanced prospects driven by the change of President, the foreign exchange rate stability and increased economic activity.

The high international prices of commodities boosted on the positive effect of the high exchange rate on agricultural producers, in a period with record-high crops. In addition to contributing to economic growth, this led to a significant supply of foreign currency that resulted in a decrease in the exchange rate during the past year and the course of this year (from $3.37 per U.S. dollar in December 2002 to $2.86 per U.S. dollar in March 2004). In view of the strong inflow of foreign currency and the lower demand due to the better prospects, the Banco Central de la República Argentina (“BCRA”) recurrently intervened in the market to maintain the exchange rate from $2.80 to $3.00 per US dollar, a level that continued favoring import substitution and exports. By doing so, the BCRA also manage to recompose its level of Reserves, finishing 2003 with an increase greater than US$4,000 million. Based on the stability of the exchange rate and the increase in internal demand, the Gross Domestic Product (“GDP”) grew in excess of 8.7% during 2003, establishing a threshold of 4.5% in the economic expansion expected for 2004.

Although the increase in activity in early 2003 was focused on the construction, industry and agriculture sector, as the year progressed it expanded to the rest of the sectors. Since October 2003 all sectors have grown in comparison to 2002. The recovery in the activity levels was reflected in tax collections, added to the positive effect already experienced in withholding amounts and the rest of distorsive taxes. Therefore, despite the increase in expenditures the National Government ended the year with a primary surplus of 2.3% of the GDP, which exceeded the target set in the agreement entered into with the International Monetary Fund (“IMF”).

The effects of the increase in activity levels and better prospects was also reflected in the financial sector. The Merval is around 1,200 points, accumulating an expansion of about 12% in 2004. In addition to the economical growth forecasts, the low international and domestic interest rate was also a critical importance in the evolution of the stock market. On the other hand, although deposits made by the private sector have recovered from their previous very low levels, they are currently undergoing a stage of indetermination given the prospects of the actual interest rates with a negative sign in the light of the inflationary expectations in prices for the next twelve months. Liquidity in the economy measured as a percentage of the GDP is near the average levels prevailing during the convertibility period.

In this context, the lower exchange rate and the freeze on tariff rates caused prices to change slightly during 2003: At retail levels, the inflation rate stood close to 3.7%, while at wholesale levels inflation stood close to 2.0%, however, during 2004, retail and wholesales prices accumulate an increase of 1.1% and 1.6%, respectively.

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These improvements in the economy, which occurred mainly after the May elections, still need to be supported by substantive solutions to the numerous yet unsolved problems derived from the disorderly exit from the convertibility system.

Certain adverse events also took place concurrently with the positive events mentioned above which also require the Government’s attention as they could, inter alia, hold back economic performance in the medium term, namely: (i) a strong increase in the money supply for maintaining the exchange rate; (ii) the economy continues operating with cash, due to the shortage of credit; (iii) the relationship between the price of durable goods and real property and the low salaries continue hampering the demand for credit; (iv) the growth in exports is mainly price-driven and focused on commodities, in particular in crops and oil sub-products; industrial exports do not react despite the high real exchange rate.

The following issues are still pending solution : (i) the restructuring of the public debt in default; (ii) the restructuring of the financial system, including the closedown of institutions or the capitalization of those institutions with insufficient net worth; (iii) the elimination of the prohibition to carry out judicial foreclosures; (iv) the renegotiation of utility contracts and adjustment of rates; (v) the double severance payment in case of dismissal; and (vi) the reinstatement of a set of “rules of play” that allows to regain the investors’ confidence.

Forecasts on the exchange rate show a relative stability of the Peso against the U.S. Dollar as compared to current levels. The supply of foreign currency due to trade surplus and the inflow and repatriation of capitals will continue to compensate the weak private demand in the exchange market and residual capital outflow, with the market being balanced by the strong intervention of the BCRA and the Banco de la Nación Argentina (“BNA”) by purchasing the excess of U.S. dollars. Real interest rates are expected to continue at low levels awaiting an acceleration in private lendings.

A further recovery in economic activity is expected for 2004, as a consequence of the greater confidence of market players and a gradual improvement in the business environment. Inflation rate would remain under control, although further increases in private salaries and potential adjustments in utility rates are anticipated for the next quarters. Therefore pass-through levels (the transfer from the devaluation rate to the inflation rate) could continue to increase, as a positive inflation rate is expected. Social and employment problems are expected to remain at high levels, but will gradually slow down as the economy continues to expand.

The following table sets forth rates of inflation, as measured by the Argentine wholesale price index and the rate of real growth of Argentine gross domestic product for the periods shown. Numbers in parentheses are negative.

	March 31,
	2004	2003
Wholesale price index (% change) (1)	1.6	0.1

(1)	Price index figures are for the periods ended March 31, 2004 and 2003.

	March 31,
	2004 (3)	2003 (2)
Gross domestic product (annual % change)	9.4	4.5

(2)	Official data.

(3)	Projection estimated by the Company.

TELECOMMUNICATION RATE REGULATION

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

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In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No.304/03, the Secretary of Communications (“SC”) established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in U.S. dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in pesos at the $ 1 to U.S. dollar 1 exchange rate. Furthermore, this Law authorized the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utilities: a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The National Executive Power, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004. The National Executive Power shall be responsible for submitting the renegotiation proposals to Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In the opinion of Telefónica’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or State events or decisions that may significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including events and decisions of the Argentine Government such as a freeze on tariffs or price controls as well as procedures to be followed to collect such compensation.

Telefónica has met the disclosure requirements imposed by the Argentine Government and proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the

5

application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the opinion Telefónica’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be given assured that the Argentine Government shall adopt Telefónica’s position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that this tariff regime shall not maintain such tariff regime will not maintain the value of its tariffs in U.S. dollars or in constant pesos in connection with any previous increase or possible future increase in the general price level. If, as a result of the re-negotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract and intend to preserve, such rate system would have an adverse impact on Telefónica’s financial condition and future results, and consequently, on the Company’s. As of the date of issuance of these financial statements, the Company’s and Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to the Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

COMPARISON OF CONSOLIDATED RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

All references made below to 2004 and 2003 are for the three-month periods ended March 31, 2004 and 2003, restated as described in Note 2.2. to the consolidated financial statements.

As explained in Note 2.1. to the consolidated financial statements the Company has consolidated, line by line, its statement of operations for the three-month periods ended March 31, 2004 with the consolidated statements of operations included in the consolidated financial statements of Telefónica and its subsidiary Telinver S.A. (“Telinver”) as of and for the three-month period ended March 31, 2004.

Cointel revenues

Cointel’s sole substantial activity is owning a controlling interest in Telefónica’s common stock and its sole substantial source of cash revenues is dividends paid on such stock.

Net Revenues

Net revenues increased by 15.2% to 704 million in 2004 from 611 million in 2003.

The increase in Telefónica’s revenues was principally due to an increase in the consumption of sundry services, an increase in the plant and the price renegotiation with other operators of telecommunication services.

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The following table shows operating revenues in millions of pesos by category of services for the three-month periods ended March 31, 2004 and 2003, respectively, restated as described in Note 2.2 to the consolidated financial statements:

	(in million of Argentine pesos)
	2004	2003	Variation
Basic telephone service
Measured service	198	183	8.2%
Monthly basic charges (1)	175	158	10.8%
Special services	103	88	17.0%
Installation charges	9	6	50.0%
Public phones	53	49	8.2%
Access charges	79	47	68.1%
International long-distance service	36	29	24.1%
Direct lines	20	22	-9.1%
Other	31	29	6.9%

Total	704	611	15.2%

(1)	Includes basic charges and charges for supplemental services.

The main variations refer to:

Measured service includes revenues that Telefónica collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica’s network, and to customers of other operators routed through Telefónica’s networks as well as other operators’ networks. In this latter case, Telefónica bills and collects revenues from its customers for the call, but pays other operators for the cost of using their networks (see “Cost of Services Provided, Administrative Expenses and Selling Expenses”, “fees and payment for services”).

Measured service increased in 15 million by 8.2% to 198 million in 2004 from 183 million in 2003 The variation was mainly due to a 3% increase in the total average number of billable lines and an approximately 9% increase in average local and domestic long distance consumption by line; these increases were partially offset by an approximately 29% increase in the commercial discounts granted in 2004 compared to those granted in 2003.

Monthly basic charges increased by 10.8% to 175 million in 2004 from 158 million in 2003. The variation was mainly due to: (i) a reduction in the average number of disconnected lines which generates an increase in basic charges of approximately 8 million; (ii) an increase in the average number of billable lines which generates charges for approximately 4 million and (iii) an increase in income generated by supplementary services in an amount of 6 million mainly due to an approximately 7% increase in the lines in service.

Special services increased by 17% to 103 million in 2004 from 88 million in 2003. The variation was mainly due to: (i) an approximately 4 million (or 34%) increase in Internet access and traffic, mainly due to a rise in consumption; (ii) an 8 million increase mainly due to the rise in the number of ADSL users, which grew by approximately 121%, partially offset by; (iii) a decrease in the income derived from DTA (Digital Trunk Access) in an amount of 2 million, due to an increase in discounts calculated on basic and measured charges of these services.

Revenues from installation charges increased by 50% to 9 million in 2004 from 6 million in 2003. The variation was mainly due to a 71% increase in line connections, partially offset by a drop in the average price per connection.

Revenues from public phones increased in 4 million by 8.2% to 53 million in 2004 from 49 million in 2003. The variation was due to an 8.8% increase in the average number of lines for public telephony service, principally due to an increase in the number of third-party owned pone booths.

Access charges revenues as of March 31, 2004 and 2003, amounted to 79 million and 47 million, respectively, representing an increase of 68.1% (32 million). This variation was due to an average increase in interconnection traffic of approximately 14% and to the re-negotiated prices with providers based mainly on the CER.

International long-distance service revenues increased by 24.1% to 36 million in 2004 from 29 million in 2003. This variation was mainly due to a: (i) an 11% increase in customers’ outgoing traffic; (ii) an increase in incoming traffic with international carriers both partially offset by decrease in tariff to customers and accounting rates.

Revenues from Direct Lines were 20 million in 2004, a 9.1% decrease as compared to 22 million in 2003. This variation was mainly due to a 6% decrease in the average prices collected which depend on the transmission capacity and the distance between lines and to the number of digital direct lines installed.

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“Other” income increased to 31 million in 2004, from 29 million in 2003 which represents an increase of 6.9%. This variation was mainly due to an increase in invoicing and collecting services, net capacity and other services.

Cost of services provided, Administrative expenses and Selling expenses

Cost of services provided, administrative expenses and selling expenses decreased by 2.9% to 597 million in 2004 from 615 million in 2003.

The following table shows the breakdown of expenses for the three-month periods ended March 31, 2004 and 2003 (net of intercompany eliminations), in million pesos restated as described in Note 2.2. to the consolidated financial statements.

	(in million of Argentine pesos)
	2004	2003	Variation
Salaries, social security taxes and other personnel expenses	90	86	4.6%
Depreciation of fixed assets and intangible assets (1)	295	323	-8.7%
Fees and payments for services	130	108	20.4%
Material consumption and other supplies	15	13	15.4%
Allowance for doubtful accounts	—	12	-100.0%
Sales cost (2)	1	1	0%
Management fee	16	31	-48.4%
Other	50	41	21.9%

Total	597	615	2.9%

(1)	Excluding the portion corresponding to financial expenses.

(2)	Net amount of capitalizations in relation to directory publishing for 3 and 2 million in 2004 and 2003, respectively.

The main variations refer to:

Salaries and social security taxes increased by 4.6% (4 million) to 90 million in 2004, from 86 million in 2003. The variation was mainly due to salary raises granted to the employees after March 2003, slightly offset by a decrease in Telefónica’s average headcount, to 8,714 in 2004 from 8,903 in 2003.

The productivity index, measured as lines in service by employee grew from 476.4 in 2003 to 484.7 in 2004, which represents approximately a 1.8% increase.

Total depreciation and amortization presented a decrease to 295 million in 2004, from 323 million in 2003. The decrease was mainly due to assets that were no longer depreciated during the years compared mainly by transmission, switching and radio equipments, partly offset by the depreciation generated by investments as a consequence of increased activity and investments during the second half of 2003.

Fees and service charges increased by 20.4% (22 million) to 130 million in 2004 from 108 million in 2003. In relation to the above mentioned variation, the following increases should be highlighted: (i) fees for technical services and IT for 4 million due to increases in hardware and software maintenance; (ii) commissions on sales for 3 million as a result of the increases in sales by points of sales and external personnel; (iii) charges for interconnection with other operators for 14 million as a result of the price renegotiation, which as of March 2003 were still underway, and an increase in consumption; (iv) advertising expenses in an amount of 2 million due to an increase in mass media advertisements and telemarketing campaigns; (v) security, communication and traveling expenses in an amount of 2 million; these increases were partially offset by: (i) a decrease in network maintenance expenses in the amount of 1 million; (ii) charges to access to the Northern area for 1 million and (iii) approximately 3 million expenses for building maintenance and refurbishing.

Costs for material consumption of materials and other supplies increased from 13 million in 2003 to 15 million in 2004, which represents a 15.4% increase. The main reason of the variation has been an increase in the materials used as a consequence of the increase in the number of lines in service and additional work carried out in the external plant.

The change in the charge of income for the allowance for doubtful accounts can be summarized as follows: (i) in 2004 the allowance for doubtful accounts was of 16 million, as compared to 12 million in 2003, represents a 33% increase; and (ii) a total recovery of 16 million was recorded in 2004, of which 7 million relate to collection of past-due customers who had been written off. These recoveries resulted from the improved payment capacity of customers as a result of the recovery of the macroeconomic environment and the new recoverability plans implemented by the Company.

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Sales costs, net of capitalizations in relation to directory publishing, stood at 1 million in 2004 and 2003. The charge to income for cost of sale of equipment, telephone accessories and other supplies increased by 2 million or 100%, to 4 million in 2004 as compared to 2 million in 2003. This variation mainly results from the increase in ADSL modems sold by 1 million and other inventories of 1 million.

The charge to income for management fees dropped from 31 million in 2003 to 16 million in 2004, representing a 48.4% reduction. This is mainly due to a drop in the percentage applicable to determine the obligation (from 9% to 4%) since May 2003 as described in Note 9.2.2. to the Company’s financial statements, partially offset by a 23% increase in the income considered for fee calculation.

The charge to income of other operating costs increased from 41 million in 2003 to 50 million in 2004, representing a 21.9% increase. The variation was mainly due to a 9 million increase in taxes and in taxes on bank debits and credits derived from a rise in banking transactions.

Depreciation of goodwill on investment in Telefónica

Goodwill on investment in Telefónica corresponds to the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to the increase in Telefónica equity interest from 51.0% to 56.2% generated during the fiscal year ended September 30, 1998 as a consequence of the redemption of Telefonica’s class C shares by such company. The Company depreciates this goodwill over a 240-month term by the straight-line method and consequently there was no variation in 2004 as compared with 2003.

Financial gains and losses

In 2004 and 2003 consolidated interest capitalized totaled 1 million in each period (see Note 2.3.g) to the consolidated financial statements).

For the three-month periods ended March 31, 2004 and 2003, net financial gains and losses amounted to a loss of 28 million and a gain of 703 million, respectively, representing a decrease in such charges of 731 million. The variation was mainly due to the impact of the appreciation of the peso on the net monetary position in foreign currency, which resulted in an exchange differences charge that amounted to a gain of 122 million in 2004 from a gain of 850 million in 2003, which represents a variation of 728 million between both periods. In addition, net interest charges and financial charges decreased by 10 million, to a loss of 139 million in 2004 from a loss of 149 million in 2003, mainly due to the decrease in the average exchange rate in this period, a decrease in Telefónica´s financial payables and of the interest rate applied to the debt with TISA.

Other expenses, net

Other expenses, net decreased from 22 million in 2003 to 8 million in 2004, representing a 63.6% decrease. This variation was mainly due to a drop in the charges for Accrual for contingencies and in employee terminations.

Net income

Net income decreased from a gain of 473 million in 2003 to a gain of 39 million in 2004, mainly due to the variation of financial charges produced by exchange differences.

TAXES

- Turnover Tax: the rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. Operating revenues are shown net of turnover tax in Telefónica’s financial statements. By its Resolution No. 2,345/94, the CNT required Telefónica, based on clause 16.9.3 of the Transfer Contract, to pass through to consumers the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991. While Telefónica met the requirement contained in the resolution by depositing in a special bank account 5.2 million relating to excess amounts purportedly collected and applying the required rate reduction, it also filed a motion for reconsideration and an appeal in the alternative against that resolution. The CNT rejected the remedy

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sought by Telefónica in Resolution No. 1,513/95, as did the ME y OSP through its Resolution No. 139, of which Telefónica was formally notified on January 30, 1996. On February 14, 1996, the CNT issued Resolution No.86/96, which provided that, in the first billing falling due on or after April 1, 1996, Telefónica should refund to owners of telephone lines in the City of Buenos Aires approximately 8.0 million in principal and 17.5 million in interest. While Telefónica has complied with the requirement, it still believes that the procedure that the CNT used to calculate the refundable capital and interest can be questioned and has filed a motion for reconsideration and an Ancillary Appeal requesting that Resolution No. 86/96 be revoked. The CNC replied to the formal notice and attached thereto a certified copy of CNC Resolution No. 84/99, which dismissed the request for reconsideration of Resolution No.86/96 made by Telefónica at the time. In view of this situation, the judge hearing the constitutional protection action declared a nonsuit and ruled that Telefónica should bear court costs and expenses and fees of legal counsel.

Subsequently, through Resolution No. 4,583/99, the SC dismissed the Ancillary Appeal against Resolution No.86/96 that Telefónica had filed. Telefónica then filed a motion for reconsideration against Resolution SC No.4,583/99, the outcome of which is pending.

Additionally, Telefónica calculates the Minimum Presumed Income Tax. This tax will be in effect for ten fiscal years and is supplementary to Income Tax, because while the latter is levied on the year’s taxable income, Minimum Presumed Income Tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1%, with the effect that Telefónica’s tax liabilities are the higher of these two taxes. However, should Minimum Presumed Income Tax be higher than Income Tax in any given fiscal year, the excess may be considered a prepayment on account of any excess of Income Tax over Minimum Presumed Income Tax that may arise in any of the four subsequent fiscal years.

- Valued Added Tax: VAT does not have a direct impact on the results of operations of Telefónica. VAT rates for revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer. The weighted average rate for current customers is between 24% and 26% of revenues. Beginning April 1, 1995, banks must withhold, on behalf of the Argentine Government, 8% of revenues on the bills they collect on behalf of Telefónica. VAT actually deposited by Telefónica is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to Telefónica by its suppliers in connection with the purchase of goods and services.

- Other Taxes: the tax assessed on Telefónica to finance the activities of the Regulatory Authority is levied on total monthly revenues from Telefónica for the provision of telecommunications services, net of any applicable tax on the revenues.

Decree No. 764/2000 approved the Rules for Universal Service, which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost as to the provision of basic telephonic service, financed with a special contribution called the “investment contribution commitment” equal to 1% of the revenues received from the provision of telecommunications services, net of any applicable tax. (see Note 13. to the consolidated financial statements).

Tax Reform:

The National Congress passed a tax reform law that introduced, in addition to the abovementioned changes, the following amendments:

- Income Tax

The National Executive Power issued Decree No. 2,242/02 to amend Section 136 of Income Tax Regulations limitatively determining the uncollectibility indexes to be considered by taxpayers in the deduction of bad debts and establishing a regime with lesser requirements for the cases in which the amount is lower than the figure set by the tax authorities for such purposes.

Pursuant to Decree No. 348/03, to be applied to the fiscal years ending as from December 31, 2002 through December 31, 2003, the National Executive Power introduced the actual or apparent cessation of payments on the part of the debtor, as long as the taxpayer evidences out-of-court collection efforts, as an uncollectibility index applicable to loans not covered by the “small amount” definition included in the second paragraph of Section 136 of the Income Tax Regulations.

Pursuant to General Resolution No. 1,457/02, the tax authorities established the figure corresponding to “small amount” loans for the purpose of the second paragraph of Section 136 of the Income Tax Regulations as amended by Decree No. 2,242/02 to be $1,500.

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Law No. 25,784, in effect for fiscal years current as of October 22, 2003, modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, “thin capitalization” rules and aspects related to payments of interests to foreign beneficiaries.

There is a consideration that the above changes shall not have a significant impact on Telefónica.

- Value Added Tax

Law 25,865 introduced a tax reform law in connection with Value Added Tax and the Simplified Scheme for Small Taxpayers (Monotributo), which introduces, among other the following amendments: a) the category known as “unregistered liable parties” for VAT purposes to be eliminated; and b) invoicing of telecommunication services to persons under the Simplified Scheme will go on being subject to the differential 27% rate currently applicable, but invoicing of the tax increase is eliminated. The law is currently being reviewed by the National Executive Power.

- Social security contributions

Law No. 25,723, effective January 17, 2003, introduced changes to certain provisions of the exhibit I of Decree No. 814/01 that are applicable to employer contributions paid on or after February 1, 2003, reducing by 1.5% the available value added tax credit on social security contributions and food vouchers. This change does not apply in geographical areas where the tax credit was over 7% before the amendment.

Following this amendment, value added tax credits are no longer available on contributions made in respect of employees in the Buenos Aires City and Greater Buenos Aires, while those for employees throughout the rest of the province of Buenos Aires and most of Argentina have been reduced by the indicated average, thus increasing net contributions.

Decree No. 746/03, published in the Official Bulletin on April 2, 2003 repealed, effective as from April 1, 2003, Section 52 of Decree No. 1,387/01, which authorized, as from a specified date, social security contributions paid in excess of the tax credit set forth by Section 4 of Decree No. 814/01 to be computed as a VAT credit.

Until July 31, 2003, printing industry, radio broadcasting and transportation activities were outside the scope of the above repeal.

Decree No. 491/04 published in the Official Bulletin on April 22, 2004 ordered a gradual increase in the maximum computable compensation for purposes of determining social security contributions, increasing it to 6,000 with respect to contributions accrued until September 30, 2004; to 8,000 from October 1, 2004 to March 31, 2005; to 10,000 from April 1, 2004 to September 30, 2005, and the elimination of such ceiling as from October 1, 2005.

- Buenos Aires Province turnover tax

Tax legislation for 2003 increased the tax rate from 4.55% to 4.60%.

Liquidity and Capital Resources

In 2004 and 2003, the Company borrowed funds from TISA to manage its liquidity and Telefónica used cash from operating activities, borrowed funds from financial institutions and used long-term bank credit lines to manage its liquidity and to finance its capital expenditures.

Cash and Cash Equivalents

The Company’s consolidated cash and cash equivalents amounted to 284 million and 525 million as of March 31, 2004 and 2003, respectively. Cash and cash equivalents in 2004 decreased by 71 million, equivalent to 20%. As of March 31, 2004, 79.6% of Company’s consolidated cash is in foreign currency. As a percentage of total assets, cash and cash equivalents represented a 3.4% as of March 31, 2004.

Cash provided by operating activities in 2004 increased by 2 million, or 0.6%, to 339 million in 2004 from 337 million in 2003.

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Financial Resources

The Company and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue their investment plan and face short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, it would request for long-term refinancing of its payables.

However, owing to the macroeconomic situation, as of the date of issuance of these Operating and Financial Review and Prospects, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term (see Notes 2.7. and 7. to the accompanying financial statements).

Main funds used in 2004 were to purchase fixed assets and to cancel loans. The funds used to purchase fixed assets in 2004 and 2003 totaled 46 million and 16 million, respectively (in 2004 net of 15 million financed with payables).

As of March 31, 2004, Telefónica has borrowed funds for long term from major financial institutions in an amount of 274 million. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests, except some encumbrance allowed on its assets or on present or future revenues, unless certain predetermines conditions are met. Additionally, Telefónica used other long-term bank credit lines to finance imports from different commercial banks.

As of March 31, 2004, the Company, Telefónica and Telinver owed approximately 1,906 million (approximately US$666 million) to related parties, which mature up to September 2004. These loans accrued interests at LIBOR rate plus 8% or 9% per annum, depending on each company. These agreements established the usual commitments for this kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables (“events of anticipated maturity”) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company to repay its debts.

The creditor has advised the Company and Telefónica that until September 20, 2004: (i) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements and (iii) shall not consider that debts have become due and payable for the Company’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, as of March 31, 2004, the Company has classified as current liabilities, maturing in September 2004, a loan of US$6.7 million (equivalent to 19 million at the exchange rate in effect at March 31, 2004), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings, are filed for amounts in excess of certain net equity percentages of the Company, Telefónica or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of this Operating and Financial Review and Prospects, Telefónica and the Company have obtained a waiver in respect of procedures of this nature that were pending against the Company and Telefónica as of May 10, 2004, subject to a condition that no other debt be accelerated on similar grounds.

The following table contains a breakdown of Telefónica’s investments in fixed assets (1) for the three-month periods ended March 31, 2004 and 2003.

	Millions of Argentine pesos
	2004	2003
Land, buildings and equipment	2	—
Transmission and switching equipment	22	6
External plant	3	1
Telephone equipment	5	3
Materials	15	6
Other	14	—

Total	61	16

(1)	Allocation of construction in process and prepayments to vendors to each line item has been estimated.

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Goodwill’s booked value generated by the investment in Telefónica and fixed assets relating to Telefónica’s Telecommunication business recorded as of March 31, 2004, were valued calculating their recoverable value on the basis of the Company’s and Telefónica’s management best estimate of Telefónica’s future cash flows, considering current information and Telefónica’s future service rates estimates. However, whether the amounts booked for such assets, as of March 31, 2004, of 317 million and 4,595 million (amount calculated considering the Company’s 64.83% interest in Telefónica’s respective assets), respectively, are fully recoverable, will depend on the effect of the final outcome that the tariff renegotiation may have on Telefónica’s economic-financial equation, and consequently, on the Company.

Exchange of Negotiable Obligations

The shareholders’ meeting of Telefónica held on December 19, 2003 approved a global program of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion or its equivalent amount in other currencies, and delegated to Telefónica’s Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the CNV and/or other foreign exchange markets.

On April 23, 2004 Telefónica’s Board of Directors decided to issue the first series of negotiable obligations under the Program of Negotiable Obligations mentioned in Note 7.3.1. to the accompanying financial statement This issue above mentioned took place on May 7, 2004, for a nominal amount of $163.3 million, maturing in May 2005, with zero coupon and an interest rate of 8.05% per annum for refinancing liabilities or for the application in working capital.

On May 19, 2003 Telefónica’s Board of Directors approved to perform offers to exchange outstanding negotiable obligations issued by Telefónica and by the Company for new negotiable obligations issued by Telefónica plus a cash payment:

a) Offer to Exchange Telefónica’s Negotiable Obligations

Telefónica’s negotiable obligations included in the exchange offer were those issued in November 1994 and those issued in May 1998.

On August 7, 2003, Telefónica issued new notes for a total amount of US$189.7 million due in November 2007, and US$220 million due in November 2010, respectively, and Telefónica paid US$52.1 million in cash. Additionally Telefónica paid US$12.5 million as interest accrued to that date.

b) Offer to Exchange the Company’s Negotiable Obligations

On August 7, 2003, Telefónica issued negotiable obligations for US$148.1 million due in August 2011 and paid in cash the amount of US$24 million and 4.6 million in exchange for the Company’s negotiable obligations (Series A and Series B). In addition, Telefónica issued 0.1 million of negotiable obligations at 10.375% peso denominated notes due in August 2011 which on August 1, 2004 will be converted into U.S. dollars and will start to accrue interest at an annual nominal rate of 8.85% for the Company’s Series B notes. Additionally, Telefónica transferred immediately the Company’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction (US$ 174 million) in Telefónica’s short-term financial debt to TISA.

On March 31, 2004 were in force seven issues of Telefónica’s negotiable obligations:

Issuance month/ year	Face value (in millions)			Term (in years)	Maturity month/year	Rate per annum (%)	Use of proceeds
11/94	US$	54.4 [a]	)	10	11/2004	11.875	[b]	)
05/98	US$	125.6		10	05/2008	9.125	[b]	)
06/02	US$	71.4		4	07/2006	9.875	[c]	)
08/03	US$	189.7		4	11/2007	11.875	[c]	)
08/03	US$	218 [d]	)	7	11/2010	9.125	[c]	)
08/03		$0.1 [e]	)	8	08/2011	10.375	[c]	)
08/03	US$	148.1		8	08/2011	8.85	[c]	)

a)	Net of US$ 26.6 million called in December 2003, and February and March, 2004.

b)	Financing of investments in fixed assets in Argentina.

c)	Refinancing of liabilities.

d)	Net of US$ 2 million called in May 2004.

e)	On August 1, 2004 they will be converted to U.S. dollars and will start to accrue interest at a nominal rate of 8.85% per annum.

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Foreign-Denominated Debt, Receivables and Investments

The Company’s consolidated financial and bank payables in foreign currency as of March 31, 2004 amounted to approximately US$1,755 million (approximately 5,019 million), 21 million euro (approximately 76 million), and 7,286 million Japanese yen (approximately 200 million). As of March 31, 2004, the Company also had the equivalent of approximately 153 million of trade and other payables denominated in foreign currencies. In addition, 354 million of the Company’s receivables and investments are denominated in foreign currency.

Exposure to Foreign Exchange Rates

In September 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen- U.S. dollar exchange rate, under Convertibility Law between peso and U.S. dollar, in connection with its 7.8 billion Japanese yen loan granted by The Export-Import Bank of Japan (currently, the “Bank for International Cooperation”). The loan matures in February 2011, and accrues interest at a rate of 2.3% per annum. The swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of March 31, 2004, the amount of the related liability taking into account the effect of the swap and the additional interest accrued amounts to approximately US$78 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica’s shareholders equity.

Additionally, in December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange rate, under Convertibility Law between peso and U.S. dollar, in connection with Telefónica’s net position of assets and liabilities in Euros, including the loan balance granted by Istituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”). The Mediocredito Centrale loan matures in November 2014 and accrues interest at a rate of 1.75% per annum. The swap agreement has an 8-year term through November 2007, and provides for a fixed-exchange rate of 0.998 euros per U.S. dollar. The interest rate paid to Citibank N.A. during the term of the loan for the dollars to be received is 2.61% per annum.

Telefónica uses currency future contracts to hedge against risks associated to exposure to U.S. Dollar exchange rates. Telefónica entered into currency future contracts known as non-deliverable forwards (“NDF”), whereby currency positions are offset upon maturity of the respective contracts for a total of US$ 142 million as of March 31, 2004, with maturity dates until September 2004. These instruments are used to cover firm short-term payment commitments denominated in U.S. Dollars. The exchange rate agreed upon for these transactions ranges from 2.88 pesos to 3.00 pesos per U.S. Dollar.

At March 31, 2004, commitments covered by these operations are as follows:

Hedged underlying item	Hedged amount (million)
Payments of interests, capital and Negotiable Obligations	Negotiable Obligations – Interests	US$41.9
	TISA – Capital	US$80.4
	Imports financing – Capital and interests	US$ 2.1
	Long term financing – Capital and interests	US$ 1.7
	Foreign bank loans – Capital and interests	US$16.2

In addition, in April 2004 Telefónica entered into new NDF contracts for US$ 22 million due in June 2004.

Moreover, during April 2004 Telefónica executed with Telefónica Internacional, S.A. (“TISA”) call spread options for the purchase and sale of U.S. dollars to hedge against the peso/U.S. dollar volatility. These call options have a lower strike price of 2.98 and a higher strike price of 3.48, and may only be exercised at maturity in October 2004. The notional amount covered by these transactions is US$ 30 million corresponding to short-term firm payment commitments in U.S. dollars, and Telefónica has paid US$ 0.5 million as premium.

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Contractual Obligations and Commercial Commitments

The following table represents a summary of the contractual obligations and commercial commitments of the Company, Telefónica and its controlled company:

	Payments due by period in millions of Argentine Pesos
	Total	Less than 1 year	1-3 years		3-4 years		4-5 years	After 5 years
Contractual obligations
Bank and financial payables (1)	6,704	3,259	782	(2)	790	(2)	511	1,362
Other obligations (3)	741	606	50		18		14	53

Total contractual cash obligations	7,445	3,865	832		808		525	1,415

Other commercial commitments (4)	304	129	171		3		—	1

Total	7,749	3,994	1,003		811		525	1,416

(1)	Includes preferred stock and preferred dividends.

(2)	Includes US$4.5 million and US$2.3 million, respectively, corresponding to a loan whose original maturity date was noncurrent and that the Company has classified as current liabilities as of March 31, 2004, maturing in September 2004, regarding the maximum term provided by the waiver mentioned in Note 9.2. to the notes to the consolidated financial statements, and that has been classified in this chart taking into account its original agreed conditions.

(3)	Includes 163 million in foreign currency liabilities as of December 31, 2003.

(4)	Includes 218 million principally related to certain frame agreements, which Telefónica will apply of in accordance to its needs.

Bank and financial debt include principal and interest. A sizable portion of these debts bears an interest at variable rates, consequently, the Company and Telefónica estimated interest payable based on interest rates in effect at March 31, 2004. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, 96% of these obligations are foreign currency debt, and therefore principal and interest payments are estimates based on exchange rates in effect at March 31, 2004. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Research and Development, Patents and Licenses.

The Company and Telefónica do not incur in any research and development expenses. They hold no material patents and do not license to others any of its intellectual property. In connection with its provision of telecommunication services, Telefónica plans infrastructure development based upon present and projected future demand of such services. Telefónica acquires the necessary technology, including equipment, from third parties.

Statistical Data

The following table provides certain basic information relating to the development of Telefónica’s domestic telephone system.

	March 31,
	2004	2003
Lines installed	4,573,705	4,562,008
Lines in service	4,212,695	4,195,976
Lines in service per 100 inhabitants	24.4	24.6
Lines in service per employee	484.7	476.4
Percentage of lines connected to digital exchanges	100%	100%
Public telephones installed	109,756	100,876

Prospects of the Company and Telefónica

Cointel’s sole substantial activity is owning a controlling interest in Telefónica’s common stock. Therefore, the information about trends that follows corresponds to Telefónica’s business.

After the crisis experienced in 2002, the Argentine economy has begun to recover. However, there are substantive issues still unsolved, such as the renegotiation of the public debt, the unemployment rate and the freeze on public utility contracts, which raise uncertainties regarding the development of the economic and political context.

During 2003 and as of March 31, 2004 the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, closedowns, mergers and acquisitions. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the upsurge of prices.

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In this scenario, the Company and Telefónica have the following management priorities for the short and medium term:

•	obtaining a clear tariff adjustment scheme;

•	achieving a predictable regulatory framework that enables it to develop their business and investment plans;

•	expanding selective criteria to expenditures and investment projects;

•	further strengthening the traditional fixed telephony business by increasing the number of residential customers;

•	consolidating Telefónica as a comprehensive supplier for corporate customers;

•	capturing the Internet’s growth opportunity by forerunning broadband development and encouraging the development of Internet “dial-up” services;

•	maintaining an adequate cash management, honoring assumed commitments;

•	encouraging Telefónica’s conversion into a customer-focused organization; and

•	improving Telefónica’s external and internal image.

The situation in Argentina remains volatile. Although there were macroeconomic improvements in Argentina from the second semester of 2003 and as of March 31, 2004, including a deceleration of the inflation in the wholesale price index and the appreciation in the value of the peso against the U.S. dollar as compared to December 31, 2002, Telefónica continues to operate in a very difficult and volatile environment. In particular, the Company and Telefónica expect that the following circumstances may have a material effect on the results of its operations in future years:

•	the outcome of the renegotiations of tariffs with the Argentine Government;

•	the uncertainty generated by the Company’s and Telefónica’s need to roll over current liabilities and to continue obtaining waivers from their creditors;

•	how the Government will regulate tariffs; and

•	the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, the Company’s and Telefónica’s results of operations are very sensible to changes in the peso/ U.S. dollar exchange rate because their primary assets and revenues are denominated in pesos while substantially all of their liabilities are denominated in U.S. dollars.

In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively impact the results of the Company’s and Telefónica’s operations and their financial position. The Company and Telefónica cannot assure that other laws that negatively affect their operations will not be introduced.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

By:	/s/ Cecilia Maestri
Name:	Cecilia Maestri
Title:	Power of Attorney

Date: June 2, 2004